SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q15 Results

Copel records net income of R$ 402.1 million in the 4Q15

	4Q15	3Q15	4Q14	Var.%	2015	2014	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,337.0	3,245.2	4,462.4	(25.2)	14,728.1	13,918.5	5.8
Operating Income (R$ million)	519.6	113.7	366.4	41.8	1,797.8	1,857.6	(3.2)
Net Income (R$ million)	402.1	91.4	275.2	46.1	1,265.6	1,335.6	(5.2)
Earnings per share (R$)	1.45	0.32	0.87	66.8	4.36	4.41	(1.1)
EBITDA (R$ million)	957.9	299.2	540.2	77.3	2,585.2	2,357.0	9.7
Return on Shareholders' Equity (annualized)¹	12.3%	2.7%	8.8%	39.7	19.4%	21.7%	(10.9)
Energy Supply (GWh)	6,954	6,807	7,273	(4.4)	27,949	28,224	(1.0)
Capex² (R$ million)	794.0	586.8	388.8	104.2	2,364.7	2,239.2	5.6
EBITDA Margin	28.7%	9.2%	12.1%	137.1	17.6%	16.9%	3.7
Operating Margin	15.6%	3.5%	8.2%	89.6	12.2%	13.3%	(8.5)
Net Margin	12.1%	2.8%	6.2%	95.4	8.6%	9.6%	(10.5)
¹ Calculated according to the initial shareholders' equity for the year.
² Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Dec-15	Sep-15	Jun-15	Mar-15	Dec-14
Power Purchase Average Rate - Copel Dis	187,06	204,25	213,44	202,95	192,42
Retail Average Rate - Copel Dis¹	433,91	433,92	376,65	367,54	281,28
Sales to Distributors Average Rate - Copel GeT	154,59	152,10	151,78	147,23	151,38

Indicators	Dec-15	Sep-15	Jun-15	Mar-15	Dec-14
Equity	14.584.478	14.262.309	14.156.143	14.131.518	13.682.780
Net debt	5.782.870	5.773.279	5.575.269	5.081.599	4.722.942
Book Value per Share	53,30	52,12	51,73	51,64	50,00
Net debt/ Shareholders' Net Equity	53,2%	49,7%	49,4%	46,4%	44,2%
Current Liquidity	1,4	1,7	1,6	1,3	1,3
¹ does not consider tariff flags

CPLE3 | R$16.00 CPLE6 | R$24.30	ELP | US$ 5.87 XCOP | € 5.46	Market value | R$5.5 bi * Quotes 12.31.2015

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	7
2.1 Operating Revenues	7
2.2 Operating Costs and Expenses	8
2.3 Equity in the Earnings of Subsidiaries	10
2.4 EBITDA	10
2.5 Financial Result	11
2.6 Consolidated Net Income	11
2.7 Consolidated Income Statement	12
3. Main Account and Changes Balance Sheet	13
3.1 Main Accounts	13
3.2 Debt	14
4. Performance of the Main Companies	18
4.1 Copel Geração e Transmissão	18
4.2 Copel Distribuição	19
4.3 Copel Telecomunicações	21
4.4 UEG Araucária	21
4.5 Accounting Information	22
5. Investment Program	23
6. Power Market and Tariffs	24
6.1 Captive Market – Copel Distribuição	24
6.2 Grid Market (TUSD)	24
6.3 Electricity Sales	24
6.4 Total Energy Sold	25
6.5 Energy Flow	26
6.6 Tariffs	28
7. Capital Market	29
7.1 Capital Stock	29
7.2 Stock Performance	31
7.3 Dividends and Interest on Own Capital	32
8.1 Generation	33
8.2 Transmission	38
8.3 Distribution	40
8.4 Telecommunications	42
8.5 Equity Interests	43
8.6 New Projects	44
9. Other Information	46
9.1 Human Resources	46
9.2 Main Operational Indicators	47
9.3 Conference Call 4Q15 Results	48
Exhibit I – Consolidated Cash Flow Statement	49
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	50
Exhibit III – Financial Statements by Company	53

* Amounts subject to rounding.	2

1. Main Events in the Period

Copel’s net income totaled R$402.1 million in 4Q15, 46.1% more than the R$275.2 million recorded in 4Q14, while EBITDA moved up 77.3%, to R$957.9 million. The main events in the period are presented below.

Reversal of the provision for legal claims - Ivaí Engenharia

In October 2015, the second panel of the Superior Court of Justice (STJ) ordered the return of the lawsuit to the Paraná State Court of Justice (TJ-PR) so that it can review the sentence against Copel, which established that Copel Geração e Transmissão had to pay a compensation to Ivaí Engenharia, related to the execution of the works of the Derivação do Rio Jordão SHP (PR) in the 1990s. The STJ believes that there was a mistake in the definition of the amount of the Company’s sentence. As a result, there was a partial reversal of R$209.9 million in 4Q15, with the remaining balance of R$139.1 million being recorded as a probable loss.

Reversal of impairment

In 4Q15, the Company reviewed the recoverable value of its generation assets as a result of the recent regulatory (renegotiation of the hydrologic risk), market and macroeconomic changes, which resulted in the reversal of R$66.0 million in impairment recognized in 2014 (R$807.3 million).

Renegotiation of the Hydrologic Risk in the ACR

The Company decided to renegotiate the hydrologic risk of eligible energy sales agreements in the Regulated Market (ACR) of Copel GeT (324.1 average-MW) and Elejor (134.3 average-MW). Adherence to product SP100 was approved by Aneel via Orders 84/16 and 43/16, respectively. As a result, the Company recognized R$134.7 million in 4Q15 as recovery of the cost with energy purchases. In addition, the renegotiation allowed the extension of the period of grant of some plants, as below:

Plants	Amount Renegotiated (average MW)	Premium	Product (R$/MWh)	Refund 2015 (R$/MWh)	Postponement of the Premium payment	Extension grant in days¹
HPP Mauá²	97,4	SP100	9,50	33,55	4 years and 6 months	-
HPP Foz do Areia³	226,7	SP100			1 year	117
Elejor[4] HPP Santa Clara HPP Fundão	134,3	SP100			3 years and 4 months	216
The energy of recontracting in ACR and the full amount of the phys ical guarantee in the center of gravity. In the grant of the extension period will be taken in the risk premium of R$ 9.50 / MWh, duly adjus ted.
²Proportional to the participation of Copel GeT in the project. The as signment of rights and obligations ass ociated with the hydrological risk to CCRBT occur between Jan.2016 a nd Dec.2040 (end of CCEAR).
³The assignment of rights and obligations as sociated with the hydrological risk to CCRBT occur in the year 2016 and the postponement period of
[4] The assignment of rights and obligations associated with the hydrological risk to CCRBT occur between Jan.2016 and Apr.2019, and the postponement period of the grant.

* Amounts subject to rounding.	3

Itaipu’s Exchange Variation – Accounting Reclassification

In 4Q15, the Company reclassified the exchange variation on the purchase of Itaipu’s energy under revenue and/or financial expense, previously booked under operating costs, resulting in a net negative effect in the financial result in 2015 of R$71.0 million and a negative effect of R$17.1 million in 2014. This procedure has the purpose of presenting the information in a more appropriate manner and in line with the Electric Utility Accounting Manual.

Renewal of Copel Distribuição’s Concession – Accounting Reclassification

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045. As a result, R$4.1 billion was reclassified from Accounts Receivable Related to the Concession to Intangible Assets, given that it refers to the portion of the investment that will be recovered with tariffs during the concession term.

Dividends

At the Annual Shareholders’ Meeting (ASM), scheduled for April 27, 2016, the Company will propose the distribution of R$326.8 million as dividends (R$128.8 million) and interest on capital (R$198.0 million).

Colíder HPP – Injunction against the plant

In November 2015, the Second Civil Court of the Colíder District accepted the request for anticipation of protection by the Public Ministry of Mato Grosso State established that the State Environment Department must abstain from renewing or granting operating licenses in favor of the Colíder HPP project, due to environmental issues. The Company has appealed against the sentence and awaits a court decision. As a result, the startup of unit 1, scheduled for the second semester of 2016, has been postponed to early 2017. For further details, please refer to item 8.1.

Baixo Iguaçu HPP – Exclusion of liability

In January 2016, Aneel recognized an exclusion of liability of 626 days, as of September 1, 2016, related to the delay in the startup of the Baixo Iguaçu HPP, pursuant to Technical Note 766/2015-SCG/ANEEL, and dismissed the application of penalties and any liabilities arising from said delay. The Agency ordered the CCEE to change the beginning of supply in commercial operation agreements and recommended that the Ministry of Mines and Energy extend the plant’s concession term for the same period recognized in the exclusion of liability. For further details, please refer to item 8.1.

* Amounts subject to rounding.	4

Governador Parigot de Souza HPP (GPS) – Concession until 2046

In November 2015, Copel GeT acquired the right to operate and maintain the Gov. Pedro Viriato Parigot de Souza Hydroelectric Power Plant – GPS HPP (260.0 MW of installed capacity and assured energy of 109.0 average-MW), a project whose concession was part of Copel GeT’s generation facilities and which expired on July 7, 2015. The plant was acquired through the payment of a concession bonus totaling R$574.8 million and will generate annual service revenue of R$130.9 million. The concession agreement was signed on January 5, 2016 and has a 30-year term. For further details, please refer to item 8.1.

005/2015 Transmission Auction - APR of R$97.9 million

In November 2015, Copel GeT acquired the right to build and operate three substations and 230 kilometers of transmission lines in Paraná and Santa Catarina. The project, which was acquired without negative goodwill, has annual permitted revenue (APR) of R$97.9 million. The investment planned by Aneel is R$580.6 million and startup is scheduled for September 2019 and March 2021. For further details, please refer to item 8.2.

Strategic Plan

In December 2015, the Company’s Board of Directors approved the review of Copel’s Integrated Strategic Plan for the 2016-2026 period. The new strategic reference defines Copel’s mission as “to supply electricity and solutions for sustainable development” and establishes the Company’s guidelines to achieve its new vision of "being a benchmark in our business segments by generating sustainable value".

Copel Distribuição - New Chief Executive Officer

Mr. Antonio Sergio de Souza Guetter is Copel Distribuição’s new Chief Executive Officer. Mr. Guetter has built his career at Copel. He graduated in Civil Engineering from the Federal University of Paraná, has an Executive MBA in Finance (from ISPG) and Business Administration (from PUC/ISAD) and has completed graduate programs in various areas, including Marketing and Strategic Management (Texas University - 1998), Quality (JUSE – Japanese Union of Scientists and Engineers - 1999), Management and Planning (Drexel University of Philadelphia - 2000) and Finance (New York University - 2001 and Wharton School - 2012).

During his career at the Company, Mr. Guetter has held the positions of Chief Financial and Investor Relations Officer, Chief Executive Officer of Copel Renováveis and Assistant Officer of Copel Participações, in addition to having held the positions of Chief Executive Officer and Administration and Security Officer at Fundação Copel de Previdência e Assistência Social. He recently held the position of Assistant Manager to Copel Distribuição’s Chief Executive Officer.

* Amounts subject to rounding.	5

BM&FBovespa maintains Copel in the Corporate Sustainability Index - ISE in 2016

In 2016, Copel remained in the select group of the 35 most sustainable companies in the São Paulo Securities, Commodities and Futures Exchange (BM&FBovespa). Copel has been present in ten of the eleven editions of the index, which lists the shares of the companies that have demonstrated their commitment to sustainability (economic efficiency, environmental balance, social justice and corporate governance). Representing 16 sectors, the new portfolio comprises 40 stocks totaling R$960.5 billion in market cap.

Copel Comercialização

On January 28, 2016, the Company’s Board of Directors approved amendments to the bylaws of Copel Participações S.A. in order to change the Company’s name and purpose. As a result, the Company is now called Copel Comercialização S.A. and its main purpose is to sell electricity and provide related services. The trading company was created to reinforce Copel’s market positioning and improve efficiency, allowing for more speed and flexibility in electricity sales.

BNDES approves new financing

The BNDES approved financial aid for the Brisa Potiguar Wind Farm Complex (183.6 MW), built by Copel in the State of Rio Grande do Norte, which has been operating commercially since October 2015. The aid will be provided through the private issue of debentures, which will be subscribed by the BNDES and BNDESPar and divided into two series, one of which linked to the TJLP long-term interest rate and the other to the IPCA consumer price index. The operation is in line with FINEM characteristics and has a 16-year term, with a six-month grace period and monthly amortizations.

* Amounts subject to rounding.	6

2. Financial Performance

The analyses presented below refer to the fourth quarter (4Q15) and full year of 2015 compared with the same periods in 2014.

2.1 Operating Revenues

Operating revenues came to R$3,337.0 million in 4Q15, 25.2% down from 4Q14, chiefly due to the lower result of sectorial financial assets and liabilities, which was a loss of R$121.2 million in 4Q15, compared with a gain of R$1,033.9 million in 4Q14. It is worth noting that the loss in 4Q15 resulted from the R$401.8 million period amortization, chiefly due to the recovery via tariffs of the deferrals in 2013 and 2014, which had been recorded when the recognition of the result of sectorial financial assets or liabilities became mandatory. It is also worth noting the following variations:

(i) the 45.1% reduction in “electricity sales to distributors”, due to the decline in revenue from the spot market (CCEE) as a result of lower dispatch from the Araucária TPP and the decline in the Spot Price (PLD) in the period (R$166.85/MWh in 4Q15 compared with R$712.43/MWh in 4Q14);

(ii) the 22.3% increase in revenue from “electricity sales to final customers", due to the Extraordinary Tariff Revision – RTE, which increased Copel Distribuição’s tariffs by 36.8% as of March 2, 2015 and 15.3% as of June 24, 2015, partially offset by the upturn in consumer charges, which accounted for 26.9% of the increases, and the decline of 4.2% in Copel Distribuição's captive market and 5.3% in Copel GeT’s free market;

(iii) 14.0% growth in “use of the main distribution and transmission grid” (TUSD and TUST revenue), due to Copel Distribuição’s tariff increase as of June 2015 and the startup of new transmission assets, partially offset by the 5.3% decline in the grid market;

(iv) the 30.0% upturn in “telecommunications revenue”, thanks to new customers – the customer base increased from 27,614 in December 2014 to 47,987 in December 2015;

(v) R$23.5 million recorded under “other operating revenues”, arising mainly from revenue from rent and leases. In 4Q14, this line recorded a negative balance due to the reclassification of the amounts related to the refund of electricity generation unavailability, pursuant to Aneel Order 4,786/2014.

* Amounts subject to rounding.	7

R$ '000
Income Statement	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1.588.176	1.409.586	1.298.782	22,3	5.746.920	4.371.153	31,5
Electricity sales to distributors	621.625	751.190	1.131.857	(45,1)	3.707.441	4.370.792	(15,2)
Use of the main distribution and transmission grid	671.154	641.614	588.746	14,0	2.388.505	2.237.470	6,8
Construction revenue	372.646	282.484	307.014	21,4	1.196.324	1.279.010	(6,5)
Revenues from telecommunications	56.244	54.778	43.278	30,0	209.927	165.461	26,9
Distribution of piped gas	124.879	140.843	118.898	5,0	526.399	391.285	34,5
Result of sectorial financial assets and liabilities	(121.173)	-59.678	1.033.866	-	858.170	1.033.866	(17,0)
Other operating revenues	23.452	24.371	(60.054)	-	94.445	69.480	35,9
Operating revenue	3.337.003	3.245.188	4.462.387	(25,2)	14.728.131	13.918.517	5,8

In 2015, Copel’s operating revenues totaled R$14,728.1 million, 5.8% higher than in 2014, chiefly due to Copel Distribuição’s tariff increases (Extraordinary Tariff Revision in March 2015 and Annual Tariff Revision in June 2015) and the expansion of the telecommunications and natural gas distribution markets as a result of customer base growth, partially offset by the 25.5% decline in the energy volume dispatched by the Araucária TPP (2,465 GWh in 2015 against 3,308 GWh in 2014) and the reduction of PLD.

2.2 Operating Costs and Expenses

In 4Q15, operating costs and expenses totaled R$2,493.8 million, 39.6% down from 4Q14, chiefly due to reversals of R$286.3 million in 4Q15, of which R$209.9 million refers to the revision of estimated losses in the Ivaí Engenharia lawsuit, against the recording of provisions totaling R$927.8 million in 4Q14, mostly related to the impairment of generation assets. It is also worth noting the following variations:

(i) 36.2% reduction in “electricity purchased for resale”, due to (a) the recognition of R$134.7 million as recovery of the cost of energy purchases, due to the renegotiation of the hydrologic risk (GSF), (b) the lower Spot Price (PLD) in the period (R$166.85/MWh in 4Q15 compared with R$712.43/MWh in 4Q14), and (c) lower costs with energy acquisitions in auctions (CCEAR), due to the higher quota agreement volume, partially offset by higher costs with the acquisition of electricity from Itaipu, as a result of the tariff increase. In 4Q15, the effect of exchange rate fluctuations arising from agreement Itaipu power purchase was reclassified to financial results from operating costs.

R$'000
Electricity Purchased for Resale	4Q15	3Q15	4Q14	Var.%	2015	2014	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CCEAR (Auction)	822.038	821.588	954.978	(13,9)	3.812.509	3.394.222	12,3
Itaipu Binacional	349.007	491.764	192.411	81,4	1.567.844	739.002	112,2
CCEE	(77.746)	213.530	604.331	-	982.388	2.281.328	(56,9)
(-) Transfer CDE and ACR funds - CCEE	-	-	(95.819)	-	-	(1.253.436)	-
Proinfa	44.286	44.410	45.832	(3,4)	177.946	183.617	(3,1)
Bilateral	3.869	3.786	16.993	(77,2)	30.557	177.149	(82,8)
(-) PIS/Pasep and Cofins	(123.797)	(127.189)	(123.622)	0,1	(538.328)	(441.288)	22,0
TOTAL	1.017.657	1.447.889	1.595.104	(36,2)	6.032.916	5.080.594	18,7

* Amounts subject to rounding.	8

(ii) 70.2% reduction in “natural gas and supplies for the gas business", mainly as a result of a lower dispatch from the Araucária TPP, partially offset by the increase in gas prices;

(iii) R$296.3 million in “charges of the main distribution and transmission grid ”, basically due to the higher cost with System Service Charges (ESS) as a result of the increased thermal dispatch outside the merit order, and the increase in Itaipu’s energy transmission tariff. The reversal of this line in 4Q14 was due to the accounting reclassification of the Reserve Energy Account – CONER, pursuant to Aneel Order 4,786/14 and Aneel Resolution 613/14;

Charges of the main distribution and transmission grid	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	145.763	147.349	151.537	(3,8)	605.341	516.284	17,2
Itaipu transportation charges	22.893	21.499	18.416	24,3	84.344	67.263	25,4
Charge reserve energy - EER	-	31.561	-	-	31.561	4.554	593,0
System Service Charges - ESS	147.595	31.961	(213.836)	-	268.810	(160.841)	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(19.930)	(15.612)	2.868	-	(70.268)	(42.414)	65,7
TOTAL	296.321	216.759	(41.015)	-	919.788	384.846	139,0

(iv) 40.7% increase in “third-party services”, as a result of higher costs with the maintenance of the electrical system, due to the high number of storms in the period, in addition to increased costs with communications and data processing and transmission;

(v) 10.5% growth in “personnel and management”, in line with period inflation; and

(vi) 15.0% increase in “pension and healthcare plans”, chiefly due to the upturn in the expenses with the healthcare plan in the period.

R$ '000
Operating Costs and Expenses	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1.017.657	1.447.889	1.595.104	(36,2)	6.032.916	5.080.594	18,7
Charge of the main distribution and transmission grid	296.321	216.759	(41.015)	-	919.788	384.846	139,0
Personnel and management	421.190	253.890	381.187	10,5	1.168.850	1.052.811	11,0
Pension and healthcare plans	65.718	62.711	57.169	15,0	254.327	201.542	26,2
Materials and supplies	18.903	19.573	18.462	2,4	76.702	74.435	3,0
Materials and supplies for power eletricity	11.303	54.966	58.422	(80,7)	199.323	150.848	32,1
Natural gas and supplies for the gas business	122.013	298.099	409.256	(70,2)	1.176.090	1.469.842	(20,0)
Third-party services	161.539	124.373	114.829	40,7	519.503	424.464	22,4
Depreciation and amortization	173.117	178.245	167.478	3,4	676.472	629.943	7,4
Provisions and reversals	(286.310)	93.447	927.769	-	210.829	1.203.682	(82,5)
Construction cost	386.664	302.261	314.169	23,1	1.251.004	1.285.902	(2,7)
Other cost and expenses	105.716	131.150	126.746	(16,6)	426.134	392.524	8,6
TOTAL	2.493.831	3.183.363	4.129.576	(39,6)	12.911.938	12.351.433	4,5

In 2015, operating costs and expenses totaled R$12,911.9 million, 4.5% more than in 2014, mainly reflecting (a) higher energy acquisition costs, due to the end of the transfer of CDE and ACR account funds, which totaled R$1,253.4 million in 2014, and (b) increased charges for the use of the distribution and transmission grid, due to the higher dispatch of thermal plants for energy security reasons, partially offset by lower provision thanks

* Amounts subject to rounding.	9

to the partial reversal related to Ivaí Engenharia (R$209.9 million) and the partial reversal of impairment of generation assets (R$66.0 million).

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees. In 4Q15, the result was negative by R$58.4 million mainly due to the loss recorded in the SPCs Matrinchã and Guaraciaba, which was due to low on financial assets (reclassification of debt charges), partially offset by gains at Sanepar, Dominó Holdings, and Foz do Chopim Energética. In 2015, equity in the results of investees totaled R$92.5 million, 42.1% less than the R$160.0 million recorded in 2014.

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$957.9 million in 4Q15, 77.3% higher than in the same period the year before (R$540.2 million), chiefly due to the partial reversal of provisions for legal claims (R$259.3 million), adherence to the renegotiation of the hydrologic risk/GSF (R$134.7 million), impairment tests (reversal of R$66.0 million, against a recognition of R$807.3 million in 4Q14) and the reclassification of exchange variation on purchase energy from Itaipu to financial expenses (before recorded as operating costs), partially offset by the result of the Araucária TPP (a R$58.5 million loss in 4Q15 versus a R$218.6 million gain in 4Q14) due to the lower dispatch in the period.

In 2015, EBITDA totaled R$2,585.2 million, 9.7% up on the R$2,357.0 million recorded in 2014.

Excluding non-recurring effects, adjusted EBITDA came to R$547.3 million in 4Q15, 17.2% higher than in 4Q14, while in 2015 adjusted EBITDA totaled R$2,174.6 million 21.0% down from 2014. The table below shows the items used in the calculation of adjusted EBITDA.

* Amounts subject to rounding.	10
.

R$ million
Adjusted EBITDA	4Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	957.933	540.193	77,3	2.585.210	2.356.982	9,7
(-) Renegotiation GSF	(134.620)	-	-	(134.620)	-	-
(-) Reversal Provis ion - Ivaí Engenharia	(209.948)	-	-	(209.948)	-	-
(-)/+ Tes t Impairment	(66.029)	807.281	-	(66.029)	807.281	-
(-) CVA Initial recognition	-	(1.033.866)	-	-	(1.033.866)	-
(+) Period CVA	-	153.522	-	-	623.094	-
Adjusted EBITDA	547.336	467.130	17,2	2.174.613	2.753.491	(21,0)

2.5 Financial Result

In 4Q15, financial income totaled R$238.6 million, 17.6% higher than in the same period of 2014, due to (a) the higher monetary restatement of accounts receivable related to the concession and the CRC transfer, reflecting the period increase in inflation (IGP-M and IGP-DI, respectively) in the period, (b) the 135.4% upturn in late payment charges on electricity bills, following Copel Distribuição’s tariff increases, and (c) the recognition of R$31.6 million in income from sectorial assets and liabilities.

Financial expenses totaled R$503.8 million in 4Q15, 140.8% up on 4Q14, chiefly due to the increase in debt charges arising from the higher balance of financing and debentures, the increase in interest rates, and the exchange variation on the Itaipu energy purchase.

As a result, the 4Q15 financial result was a negative R$116.2 million versus a positive R$10.8 million in 4Q14.

R$'000
	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(2)	(1/2)	(3)	(4)	(3/4)
Financial Revenues	238.614	220.215	202.926	17,6	987.340	701.978	40,7
Income and monetary variation on CRC transfer	66.294	52.462	49.185	34,8	217.722	157.422	38,3
Income from investments held for trading	37.153	44.878	45.556	(18,4)	139.056	184.468	(24,6)
Monetary restatement on indemnifiable assets - concession	81.757	42.868	40.028	104,2	217.713	76.989	182,8
Late fees on electricity bills	51.160	44.318	21.734	135,4	168.796	138.578	21,8
Monetary restatement on interest on indemnified assets - compensationof the concession	(76.537)	6.988	7.578	-	20.363	50.271	(59,5)
Income from financial investments available for sale	3.503	3.938	7.810	(55,1)	16.160	26.658	(39,4)
Income from sectorial assets and liabilities	31.592	11.667	7.278	334,1	121.401	7.278	-
Exchange variation About Purchase Itaipu Electric Power	25.198	-	7.455	238,0	25.198	7.455	-
Other financial revenues	18.494	13.096	16.302	13,4	60.931	52.859	15,3
Financial Expenses	(503.825)	(227.476)	(209.225)	140,8	(1.098.298)	(571.386)	92,2
Debt charges	(303.880)	(185.334)	(110.523)	174,9	(751.524)	(366.686)	105,0
Monetary variation - ANEEL Concession - Use of public asset	(32.324)	(21.806)	(20.138)	60,5	(101.072)	(63.000)	60,4
Exchange variation About Purchase Itaipu Electric Power	(96.162)	-	(24.580)	291,2	(96.162)	(24.580)	291,2
Pis/ Pasep and Cofins taxes over interest on equity	(42.627)	-	(27.662)	54,1	(42.627)	(28.404)	50,1
Monetary and exchange variation	(301)	(7.860)	(2.483)	(87,9)	(16.560)	(29.092)	(43,1)
Interest on R&D and PEE	(9.413)	(9.477)	(6.773)	39,0	(34.060)	(23.399)	45,6
Other financial expenses	(19.118)	(2.999)	(17.066)	12,0	(56.293)	(36.225)	55,4
Financial income (expenses)	(265.211)	(7.261)	(6.299)	-	(110.958)	130.592	-

2.6 Consolidated Net Income

Net income stood at R$402.1 million in 4Q15, 46.1% higher than in the same period of 2014 (R$275.2 million), while in 2015 net income totaled R$1,265.6 million, 5.2% down from 2014 (R$1,335.6 million).

* Amounts subject to rounding.	11

Earnings Release 4Q15

2.7 Consolidated Income Statement

R$'000
Income Statement	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3.337.003	3.245.188	4.462.387	(25,2)	14.728.131	13.918.517	5,8
Electricity sales to fina l customers	1.588.176	1.409.586	1.298.782	22,3	5.746.920	4.371.153	31,5
Electricity sales to distri butors	621.625	751.190	1.131.857	(45,1)	3.707.441	4.370.792	(15,2)
Us e of the ma in distribution and transmissi on gri d	671.154	641.614	588.746	14,0	2.388.505	2.237.470	6,8
Construction revenue	372.646	282.484	307.014	21,4	1.196.324	1.279.010	(6,5)
Revenues from telecommunications	56.244	54.778	43.278	30,0	209.927	165.461	26,9
Di stri bution of pi ped gas	124.879	140.843	118.898	5,0	526.399	391.285	34,5
Result of Sectorial financial assets a nd l iabili ties	(121.173)	(59.678)	1.033.866	-	858.170	1.033.866	(17,0)
Other operating revenues	23.452	24.371	(60.054)	-	94.445	69.480	35,9
OPERATING COSTS AND EXPENSES	(2.493.831)	(3.183.363)	(4.129.576)	(39,6)	(12.911.938)	(12.351.433)	4,5
Electricity purchased for resal e	(1.017.657)	(1.447.889)	(1.595.104)	(36,2)	(6.032.916)	(5.080.594)	18,7
Charge of the main distribution and tra nsmi ssion grid	(296.321)	(216.759)	41.015	-	(919.788)	(384.846)	139,0
Personnel and management	(421.190)	(253.890)	(381.187)	10,5	(1.168.850)	(1.052.811)	11,0
Pensi on a nd healthcare plans	(65.718)	(62.711)	(57.169)	15,0	(254.327)	(201.542)	26,2
Materi als and suppli es	(18.903)	(19.573)	(18.462)	2,4	(76.702)	(74.435)	3,0
Materi als and suppli es for power eletri city	(11.303)	(54.966)	(58.422)	(80,7)	(199.323)	(150.848)	32,1
Na tural ga s a nd suppl ies for the gas business	(122.013)	(298.099)	(409.256)	(70,2)	(1.176.090)	(1.469.842)	(20,0)
Third-party servi ces	(161.539)	(124.373)	(114.829)	40,7	(519.503)	(424.464)	22,4
Depreciation and amortiza tion	(173.117)	(178.245)	(167.478)	3,4	(676.472)	(629.943)	7,4
Provisi ons and reversals	286.310	(93.447)	(927.769)	-	(210.829)	(1.203.682)	(82,5)
Construction cost	(386.664)	(302.261)	(314.169)	23,1	(1.251.004)	(1.285.902)	(2,7)
Other cost a nd expenses	(105.716)	(131.150)	(126.746)	(16,6)	(426.134)	(392.524)	8,6
EQUITY IN EARNINGS OF SUBSIDIARIES	(58.356)	59.092	39.904	-	92.545	159.955	(42,1)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	784.816	120.917	372.715	110,6	1.908.738	1.727.039	10,5
FINANCIAL RESULTS	(265.211)	(7.261)	(6.299)	-	(110.958)	130.592	-
Fina ncial income	238.614	220.215	202.926	17,6	987.340	701.978	40,7
Fina ncial expenses	(503.825)	(227.476)	(209.225)	140,8	(1.098.298)	(571.386)	92,2
OPERATIONAL EXPENSES/ INCOME	519.605	113.656	366.416	41,8	1.797.780	1.857.631	(3,2)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(117.493)	(22.223)	(91.178)	28,9	(532.229)	(522.016)	2,0
Income tax and socia l contribution on profit	(126.168)	(101.481)	(72.943)	73,0	(698.023)	(747.869)	(6,7)
Deferred income tax a nd social contri bution on profi t	8.675	79.258	(18.235)	-	165.794	225.853	(26,6)
NET INCOME (LOSS)	402.112	91.433	275.238	46,1	1.265.551	1.335.615	(5,2)
Attributed to controlli ng shareholders	395.822	87.609	237.142	66,9	1.192.738	1.205.950	(1,1)
Attributed to non-controlli ng interest	6.290	3.824	33.605	(81,3)	72.813	129.665	(43,8)
EBITDA	957.933	299.162	540.193	77,3	2.585.210	2.356.982	9,7

* Amounts subject to rounding.	12

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2014 are described below. Please refer to the Explanatory Notes to our Standardized Financial Statements for further information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On December 31, 2015, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,978.1 million, 48.6% higher than the R$1,331.5 million recorded in 2014, reflecting the inflow of new loans and financing and the recovery of deferred tariff Copel Distribution from June 2015. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

Customers

In 2015, “customers” increased by 39.2% compared with 2014, totaling R$3,107.9 million, chiefly due to Copel Distribuição’s tariff increases in 2015, partially offset by the recognition of the provision for doubtful accounts of R$339.7 million, R$119.7 million of which related to differences between the Colíder HPP’s energy selling prices traded in the CCEARs and the PLD in the period.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$1,383.2 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

Sectorial Financial Assets

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On December 31, 2015, net sectorial financial assets totaled R$1,045.7 million, chiefly due to higher costs with the purchase of energy from Itaipu, the difference between the CDE quota paid monthly and the one envisaged in the electricity tariff, and tariff deferrals. For further details, please refer to our Standardized Financial Statements - DFP (note 9).

* Amounts subject to rounding.	13

Accounts Receivable Related to the Concession

On December 31, 2015, balance totaled came to R$1,367,6 million, 69.1% less than the same period of 2014, reflecting the transfer of R$4,056.4 million for intangible assets related to the renewal of the concession of Copel Distribution. These refer to accounts receivable related to the contracts for the concession of electric power transmission and distribution activities. The amounts refer to investments in infrastructure and financial remuneration which were not recovered through tariff and/or APR up to the end of duration of the concession.

Accounts Receivable related to the Concession Indemnification

On December 31, 2015, the amount recorded in this line was R$219.5 million, comprising (a) R$160.2 million related to the accounting value of transmission assets on May 31, 2000 (RBSE), and (b) R$59.3 million arising from the residual amount of generation assets whose concessions expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP).

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up by 34.0% until December 31, 2015, due to contributions recorded and equity in the earnings. “Property, plant and equipment” increased by 4.7%, due to new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” were impacted by the reclassification of R$4,056.4 million from “accounts receivable related to the concession” as a result of the extension of Copel Distribuição’s concession agreement to July 7, 2045.

3.2 Debt

Gross Debt

Copel’s consolidated debt totaled R$7,761.0 million on December 31, 2015, 28.2% higher than the R$6,054.4 million recorded in 2014, due to (a) Copel GeT’s R$1,000.0 million debenture issue in May and Copel Telecom’s R$160.0 million in October, (b) Copel GeT's R$500.0 million promissory note issue (to pay for the GPS HPP’s concession fee) in December, and (c) R$158.9 million in BNDES financing to implement the Assis – Paraguaçu Paulista II and Londrina – Figueira/Salto Osório – Foz do Chopim transmission lines and for build the Santa Maria and Santa Helena wind farms.

In 2015, Copel’s gross debt represented 53.2% of consolidated shareholders’ equity, which closed December 31, 2015 at R$14,584.5 million, equivalent to R$53.30 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

* Amounts subject to rounding.	14

R$'000
		Total	composition %
Foreign Currency	National Treasury	104.434	1,3
	Total	104.434	1,3
Domestic Currency	Eletrobras - COPEL	81.632	1,1
	FINEP	27.538	0,4
	BNDES	1.701.758	21,9
	Banco do Brasil S/A and other	1.665.004	21,5
	Debentures and Promissory Notes	4.180.622	53,9
	Total	7.656.554	98,7
TOTAL		7.760.988	100,0

Loans, financing and debentures maturities are presented below:

R$'000
	Short Term	Long Term						Total
	Jan-16 - Dec-16	Jan-17 - Dec-17	2018	2019	2020	2021	From 2022
Domestic Currency	1.231.680	1.686.953	1.503.075	930.197	487.124	146.555	1.670.970	7.656.554
Foreign Currency	887	-	-	-	-	-	103.547	104.434
TOTAL	1.232.567	1.686.953	1.503.075	930.197	487.124	146.555	1.774.517	7.760.988

Gross Debt by Subsidiary

The following chart shows the gross debt subsidiaries:

Endorsements and Guarantees

At the end of December 2015, the Company had R$1,177.7 million in guarantees and endorsements, as shown below.

* Amounts subject to rounding.	15

R$'000
Guarantees and Endorsements¹	Dec-15
SPCs	1.135.570
Transmissora Sul Brasileira	67.559
Caiuá Transmissora	41.246
Integração Maranhense	68.514
Matrinchã Transmissora	322.784
Guaraciaba Transmissora	196.846
Costa Oeste	16.859
Mata de Santa Genebra	245.356
Paranaíba	134.263
Marumbi	42.143
Voltalia São Miguel do Gostoso I Participações S.A.	146.719
Eol Carnaúbas	42.456
Eol Reduto	43.602
Eol Santo Cristo	30.331
Eol São João	30.331
TOTAL	1.177.713
¹ Adjusted for Copel’s stake.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the net debt of the subsidiaries:

R$ '000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	2.935	1.895	190	2.047	694	7.761
Endorsements and Guarantees	224	-	-	954	-	1.178
Availability	750	418	123	26	662	1.978
Net debt	2.409	1.478	67	2.975	31	6.961

* Amounts subject to rounding.	16

Accounts Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
15.437	21.493	5.557	2.645	490.533	535.665
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Dec-15	Sep-15	Dec-14	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	327.048	327.294	291.844	(0,1)	12,1
Labor suits	408.133	393.595	326.246	3,7	25,1
Employees and Benefits	104.480	104.671	114.543	(0,2)	(8,8)
Civil	598.637	841.048	755.077	(28,8)	(20,7)
Suppliers	-	34.950	60.680	-	-
Civil and administrative claims	325.217	301.554	256.169	7,8	27,0
Easements	62.869	43.791	25.407	43,6	147,4
Condemnations and property	196.895	444.904	402.219	(55,7)	(51,0)
Customers	13.656	15.849	10.602	(13,8)	28,8
Environmental claims	868	563	479	54,2	81,2
Regulatory	55.770	51.295	58.443	8,7	(4,6)
TOTAL	1.494.936	1.718.466	1.546.632	(13,0)	(3,3)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end of 4Q15, totaled R$3,971.6 million, 45.0% higher on December 2014 (R$2,738.8 million), distributed in lawsuits of the following natures: tax - R$1,476.8 million; civil - R$1,170.0 million; labor - R$605.1 million; regulatory - R$646.4 million, and employee benefits - R$73.3 million.

The main increase refers to the suit for a writ of mandamus filed by Abradee seeking to annul the lawsuit filed by Energia Sustentável do Brasil S.A. – ESBR, which exempts it from being liable for the losses arising from falling behind HPP Jirau’s schedule and exposes the distributors to the Short-term Market. The injunction issued in the writ of mandamus has released Copel DIS from disbursing R$607.5 million related to the settlement of August 2015, and (b) the revision of the estimated losses in the Ivaí Engenharia lawsuit, considering as a probable loss the plaintiff’s credit rights restated by the official TJ-PR index (average of IGP-DI/INPC) plus late payment interest of 1% per month and as a possible loss the debt amount restated by the Selic rate plus other interest indices in the period before the expert report.

* Amounts subject to rounding.	17

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 4Q15, Copel GeT’s operating revenue came to R$726.3 million, higher 11.0% than the R$654.2 million recorded in the same period of the previous year, due (a) 36.7% growth in revenue from the use of the main distribution and transmission grid, as a result of the operational start-up of the new transmission assets and the adjustment of the APR in July 2015, (b) a 142.8% increase in construction revenue, resulting from investments in construction services and in transmission infrastructure improvements, and (c) 5.4% growth in supply revenue, resulting from the adjustment of agreements, partially offset by the 2.3% decrease in power supply revenue, as a result of the lower PLD in the period.

Operating costs and expenses totaled R$35.4 million, 97.6% down from 4Q14, when we recorded provisions related to the impairment of generation assets (R$807.3 million). However, operating costs and expenses in 4Q15 were also positively influenced by (a) the recognition of R$134.7 million as a cost recovery with energy acquisitions, (b) the reversal of R$209.9 million in provisions for disputes concerning Ivaí Engenharia, and (c) the reversal of R$66.0 million from impairment in the previous year.

Equity in the earnings of investees was negative by R$80.7 million, when compared to the positive R$110.5 million registered in the same period of 2014, mainly driven by the negative result of the Araucária TPP (loss of R$35.5 million in 4Q15) and by the reclassification of debt charges in the transmission SPEs.

In 4Q15, Copel GeT registered net income of R$323.0 million and EBITDA of R$680.9 million.

Main Indicators	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	726.3	596.0	654.2	11.0	2,890.7	2,948.7	(2.0)
Operating Income (R$ million)	370.1	230.2	(665.3)	-	1,296.4	700.4	85.1
Net Income (R$ million)	323.0	172.1	(304.4)	-	1,027.4	682.4	50.6
EBITDA (R$ million)	680.9	312.2	(608.5)	-	1,754.7	866.5	102.5
Operating Margin	51.0%	38.6%	-	-	44.8%	23.8%	88.8
Net Margin	44.5%	28.9%	-	-	35.5%	23.1%	53.6
EBITDA Margin	93.7%	52.4%	-	-	60.7%	29.4%	106.6
Investment Program (R$ million)	512.2	353.6	145.8	251.3	1,335.6	758.4	76.1

Analyzing the result of 2015, Copel GeT’s operating revenue was R$2,890.7 million, down 2.0% over the same period of the previous year, while operating costs and expenses decreased 41.2%, totaling R$1,603.6 million. Net income came to R$1,027.4 million and EBITDA totaled R$1,754.7 million, a increase of 50.6% and 102.5%, respectively, when compared in 2014.

* Amounts subject to rounding.	18

Copel GeT – EBITDA adjusted for non-recurring events

Excluding non-recurring effects, Copel GeT’s adjusted EBITDA came to R$309.6 million in 4Q15, 55.8% higher than in 4Q14, as a result of the lower expenses with energy acquisitions resulting from the PLD decrease (R$166.85/MWh in 4Q15 from R$712.43/MWh in 4Q14) and from the smaller Generation Scaling Factor in the period (GSF of 94.7% in 4Q15 and 87.8% in 4Q14). In 2015, adjusted EBITDA was R$1,383.4 million, 17.3% lower than in 2014, as a result of the higher Generation Scaling Factor (GSF of 85.3% in 2015, against 90.6% in 2014). The following chart shows the adjusted EBITDA for the period.

R$ million
Adjusted EBITDA	4Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	692.952	(608.524)	-	1.766.764	866.508	103,9
(-) Renegotiation GSF	(95.251)	-	-	(95.251)	-	-
(-) Reversal Provision - Ivaí Engenharia	(209.948)	-	-	(209.948)	-	-
(-)/+ Test Impairment	(66.029)	807.281	-	(66.029)	807.281	-
Adjusted EBITDA	309.624	198.757	55,8	1.383.436	1.673.789	(17,3)

4.2 Copel Distribuição

In 4Q15, Copel Distribuição’s net operating revenue totaled R$2,363.5 million, 21.7% lower than the R$3,019.6 million recorded in the same period of the previous year, mainly due to the lower result of the sectorial financial assets and liabilities, which was a loss of R$121.2 million in 4Q15 compared with a gain of R$1,033.9 million in 4Q14. It is worth noting that the loss in 4Q15 resulted from the period amortization of R$401.8 million, chiefly due to the recovery via tariffs of the deferrals in 2013 and 2014, which had been registered when the recognition of the result of sectorial financial assets or liabilities became mandatory. The revenue decrease was also impacted by the period downturn in the energy market (down 4.2% and 5.3% in the captive market and grid market, respectively).

Operating costs and expenses increased by 8.8% to R$2,275.2 million in the period and mainly reflected (a) the higher cost with charges from the use of the distribution and transmission grid as a result of the start-up of the new operating assets in the system, and the main higher charges with system services (ESS), due to the higher dispatch of thermal plants out of merit order, (b) R$58.4 million in provisions and reversals, of which R$38.2 million refers to the allowance for doubtful accounts and R$15.4 million to labor disputes, (c) growth of 13.7% in construction costs (R$270.2 million in 4Q15), reflecting the investments made in the period, (d) the 15.2% increase in pension and healthcare plan costs, reflecting the higher expenses with the assistance plan, while the costs with personnel and management showed a 9.6% increase in line with period inflation. It is noteworthy that the increase on costs was offset (a) by the lower cost with energy acquisition in the CCEARs, due to the higher volume of quotas contracted, and (b) by the 86.8% reduction in other operating costs and expenses, reflecting cost recoveries related to the “Morar Bem Program”.

* Amounts subject to rounding.	19

The financial result was R$51.7 million, impacted greatly by the restatement of the financial asset, the interest on overdue invoices, and the remuneration of regulatory assets and liabilities, partially offset by the recognition of R$96.2 million in financial expense related to the exchange variation on the Itaipu power purchase, before recorded as an operating cost. Thus, Copel DIS recorded net income of R$107.9 million and EBITDA of R$149.0 million in 4Q15.

Main Indicators	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	2,363.5	2,136.5	3,019.6	(21.7)	9,580.8	8,347.0	14.8
Operating Income (R$ million)	140.1	(109.3)	935.3	(85.0)	295.6	671.0	(55.9)
Net Income (R$ million)	107.9	(73.1)	615.4	(82.5)	206.1	437.9	(52.9)
EBITDA (R$ million)	149.0	(85.5)	985.8	(84.9)	308.1	827.8	(62.8)
Operating Margin	5.9%	-	31.0%	(80.9)	3.1%	8.0%	(61.6)
Net Margin	4.6%	-	20.4%	(77.6)	2.2%	5.2%	(59.0)
EBITDA Margin	6.3%	-	32.6%	(80.7)	3.2%	9.9%	(67.6)
Investment Program (R$ million)	170.1	169.1	83.7	103.2	656.4	857.7	(23.5)

In 2015, Copel Distribuição recorded net revenue of R$9,580.8 million, 14.8% up on 2014, while operating costs and expenses increased by 22.9% to R$9,516.4 million. Net income came to R$206.1 million, down 52.9% from the R$437.9 million recorded in 2014, while EBITDA came to R$308.1 million, 62.8% lower than the R$827.8 million presented in the previous year.

Copel Distribuição – EBITDA adjusted by CVA

Considering only the movement of the regulatory assets and liabilities in 2014, Copel Distribuição's EBITDA would be 41.4% higher than in 4Q14, and 26.1% below than in 2014. The following chart presents the results of 2015 compared to the results of 2014 adjusted for net sectorial assets and liabilities.

R$ million
Adjusted EBITDA	4Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(1/3)	(4)	(5)	(4/5)
EBITDA	149.028	985.775	(84,9)	308.078	827.786	(62,8)
(-) Renegotiation GSF	-	(1.033.866)	-	-	(1.033.866)	-
(-) Reversal Provision - Ivaí Engenharia	-	153.522	-	-	623.094	-
Adjusted EBITDA	149.028	105.431	41,4	308.078	417.014	(26,1)

* Amounts subject to rounding.	20

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue came to R$68.1 million in 4Q15, 10.8% more than the R$61.5 million recorded in the same period of the previous year, mainly due to the expansion of the area of operation and service to new customers. Operating costs and expenses increased by 33.6% to R$64.1 million in 4Q15, influenced by the 85.8% growth in expenses with third party services, which are necessary for the expansion of the operation area, and the 17.2% growth in costs with personnel, including expenses with pension and healthcare plans, due to the Company's restructuring in the second half of 2014 and the wage increase implemented in October 2015. Net income for the period was R$11.2 million, a decrease of 28.0% when compared to 4Q14, while EBITDA fell 40.2% to R$12.4 million, versus the R$20.7 million of the same period last year.

Main Indicators	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	68.1	71.5	61.5	10.8	272.2	213.2	27.7
Operating Income (R$ million)	2.4	21.4	13.7	(82.1)	67.8	78.7	(13.8)
Net Income (R$ million)	11.2	14.3	15.6	(28.0)	54.6	58.6	(6.7)
EBITDA (R$ million)	12.4	29.0	20.7	(40.2)	99.9	104.0	(4.0)
Operating Margin	3.6%	29.9%	22.3%	(83.9)	24.9%	36.9%	(32.5)
Net Margin	16.5%	19.9%	25.4%	(35.0)	20.1%	27.5%	(27.0)
EBITDA Margin	18.2%	40.6%	33.7%	(46.0)	36.7%	48.8%	(24.8)
Investment Program (R$ million)	25.9	28.8	35.5	(27.0)	105.4	107.5	(1.9)

Considering the result in 2015, Copel Telecom registered growth of 27.7% in operating income compared to the same period in 2014, totaling R$272.2 million. Operating costs and expenses totaled R$203.9 million, growth of 48.4% in the period. Net income reached R$54.6 million, a decrease of 6.7% over the R$58.6 million reported in 2014, while Ebitda fell 4.0% in the period, totaling R$99.9 million.

4.4 UEG Araucária

In 4Q15, UEG Araucária posted net revenue of R$27.4 million, a 95.6% reduction when compared to 4Q14, caused by the lower volume of power generated in the period (45 GWh in 4Q15 vs. 983 GWh in 4Q14). Operating costs and expenses fell 78.1% mainly due to the lower cost with raw material and inputs for production of power as a consequence of lower dispatch. Thus, Araucária UEG recorded a loss of R$35.5 million, versus net income of R$154.7 million in 4Q14. EBITDA was negative by R$58.5 million, versus a positive R$218.6 million in 2014.

The accumulated results over the 2015, Araucária TPP recorded operating revenue of R$1,434.2 million, 32.8% less than the R$2,134.8 million reported in 2014. Operating costs and expenses totaled R$1,120.5 million, a 26.0% decrease when compared to the same period of 2014. Net income was R$242.9 million and EBITDA came to R$343.9 million, down by 48.5% and 47.5%, respectively.

* Amounts subject to rounding.	21
.

Main Indicators	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	1,434.2	(1,120.3)	625.9	129.1	1,434.2	2,134.8	(32.8)
Operating Income (R$ million)	440.3	(463.3)	225.0	-	363.6	649.3	(44.0)
Net Income (R$ million)	243.8	(256.2)	154.7	-	242.9	471.7	(48.5)
EBITDA (R$ million)	342.1	(384.3)	218.6	-	343.9	655.1	(47.5)
Operating Margin	-	41.4%	35.9%	-	25.3%	30.4%	(16.7)
Net Margin	-	22.9%	24.7%	-	16.9%	22.1%	(23.4)
EBITDA Margin	-	34.3%	34.9%	-	24.0%	30.7%	(21.9)

The Araucária TPP does not have an availability agreement and operates under the merchant model and the energy produced is sold on the spot market. Copel consolidates the whole of UEGA’s net income/loss so that Petrobras portion is booked under “net income/(loss) attributable to non-controlling shareholders”. More details in the Exhibit III.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 2015 is shown in the following table:

R$'000
Partnerships -Dec-15	Total Assets	Shareholders'	Net Oper.	Net Income
		Equity	Revenues
Parent Company (Consolidated)
Compagas S.A.	481.303	295.721	1.390.786	23.068
Elejor S.A.	743.254	74.000	237.719	43.121
UEG Araucária Ltda	1.048.507	858.240	1.434.180	242.860
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	106.485	63.984	20.634	14.720
Caiuá Transmissora de Energia S.A.	237.263	104.637	33.802	17.511
Cantareira Transmissora S.A	143.693	122.664	90.201	3.164
Dominó Holdings S.A.	516.611	495.210	-	50.547
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1.080.290	609.791	219.858	(15.349)
Integração Maranhense Transmissora de Energia S.A.	473.129	208.030	107.415	29.281
Marumbi Transmissora de Energia S.A.	164.324	94.894	47.663	16.321
Mata de Santa Genebra S.A	612.267	53.698	320.948	(4.001)
Matrinchã Transmissora de Energia (TP Norte) S.A.	2.240.755	1.329.554	678.806	44.195
Paranaíba Transmissora de Energia S.A.	1.043.392	411.126	611.495	14.491
Cantareira Transmissora S.A	706.250	337.815	73.863	(31.964)
Voltalia São Miguel do Gostoso I Participações S.A.	147.700	147.446	-	(204)
Associates (Equity in erarning)
Sanepar	8.151.851	4.087.483	2.971.185	444.369
Dona Francisca Energética S.A.	156.042	139.964	67.080	(4.677)
Foz do Chopim Energética Ltda	50.361	43.538	47.556	33.537
[1] This data was adjusted to Copel's practices.

* Amounts subject to rounding.	22

5. Investment Program

The Company carried out 91.8% of the investments planned for 2015. The following chart shows the investment program carried out in 2015:

R$ million
Subsidiary / SPC	Carried out	Carried out	Scheduled
	4Q15	2015	2015
Copel Geração e Transmissão	527,8	1.373,3	1.300,1
HPP Colíder	98,3	373,0	345,1
HPP Baixo Iguaçu	22,9	53,7	158,5
TL Araraquara / Taubaté	51,5	122,8	144,0
SE Paraguaçu Paulista	13,3	57,5	40,2
TL Bateias - Curitiba Norte	33,9	49,8	42,0
TL Foz do Chopim - Realeza	4,0	6,0	17,5
SPC Matrinchã Transmissora de Energia ¹	122,1	254,3	104,9
SPC Guaraciaba Transmissora de Energia ¹	93,1	170,0	96,9
SPC Mata de Santa Genebra Transmissão ¹	-	2,8	10,8
SPC Cantareira Transmissora de Energia ¹	20,3	43,7	45,3
Other	68,3	239,8	264,6
Copel Distribuição	170,1	656,4	784,7
Copel Telecomunicações	25,9	105,4	107,7
Holding	-	-	5,5
Cutia Wind Farm Complex	9,3	25,8	90,0
Bento Miguel Wind Farm Complex	-	-	50,0
Voltalia São Miguel do Gostoso Wind Farm Complex ¹	12,3	20,1	22,6
Other Invesment ²	48,8	183,7	116,3
TOTAL	794,0	2.364,7	2.476,9
¹ Referring to COPEL's stake.
² Including the gas blocks a nd other wind farms i n final s tages of construction.

For the year 2016, Copel’s investment program provides for the amount of R$3,149.8 million, as detailed below:

R$ million
Subsidiary / SPC	Scheduled 2016
Copel Geração e Transmissão	1.695,1
HPP Colíder	120,0
HPP Baixo Iguaçu	85,6
HPP Gov. Parigot de Souza (GPS) - Leilão nº 12/2015	574,8
TL Araraquara / Taubaté	161,6
SE Paraguaçu Paulista	6,7
TL Bateias - Curitiba Norte	11,3
TL Foz do Chopim - Realeza	34,7
TL Assis - Londrina	82,8
TL Curitiba Leste / Blumenau	11,1
SPC Matrinchã Transmissora de Energia	21,6
SPCGuaraciaba Transmissora deEnergia	74,7
SPCMata deSanta Genebra Transmissão	190,7
SPCCantareira Transmissora deEnergia	94,3
SPCParanaíba	7,3
Others	218,0
Copel Distribuição	570,0
Copel Telecomunicações	146,0
Copel Participações	0,1
Copel Renováveis	1,4
Holding	4,1
Copel Brisa Portiguar	110,2
São Bento Energia	3,2
Cutia Wind Farm Complex	601,3
Other Invesment‚	18,3
TOTAL	3.149,8
 Regarding the participation of Copel in Enterprises.
‚ Includes Paraná Gas SPC, Voltalia São Miguel do Gostoso I Participações among others.

* Amounts subject to rounding.	23

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s electricity sales to the captive market totaled 24,043 GWh in 2015, 0.7% less than in 2014, chiefly due to the economic stagnation and the tariff increase. The following table shows captive market trends by consumption segment:

	Number of Customers					Energy sold (GWh)
	Dec-15	Dec-14	Var. %	4Q15	4Q14	Var. %	2015	2014	Var. %
Residential	3.527.126	3.437.030	2,6	1.718	1.842	(6,7)	6.957	7.267	(4,3)
Industrial	88.276	91.068	(3,1)	1.757	1.801	(2,5)	6.929	6.838	1,3
Commercial	376.959	369.205	2,1	1.371	1.440	(4,8)	5.530	5.470	1,1
Rural	368.297	372.464	(1,1)	548	571	(3,9)	2.256	2.252	0,2
Other	57.404	57.203	0,4	617	622	(0,9)	2.371	2.381	(0,4)
Captive Market	4.418.062	4.326.970	2,1	6.011	6.276	(4,2)	24.043	24.208	(0,7)

The residential class had the most significant decrease (4.3% YTD), while the industrial and commercial segment mitigated the impact of reduction residential consumption, an increase of 1.3% and 1.1% in the year, respectively. For more details visit the Notice to the Market - IR 06/16 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, fell 2.0% in 2015, as shown in the following table:

	Number of Customers / Agreements					Energy Sold (GWh)
	Dec-15	Sep-15	Var. %	4Q15	4T14	Var. %	2015	2014	Var. %
Captive Market	4.418.062	4.391.770	2,1	6.011	6.276	(4,2)	24.043	24.208	(0,7)
Concessionaries and Licensees	4	6	-	186	190	(2,1)	755	738	2,3
Free Customers ¹	131	127	(2,2)	987	1.121	(12,0)	4.045	4.483	(9,8)
Grid Market	4.418.197	4.391.903	2,1	7.184	7.587	(5,3)	28.843	29.429	(2,0)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

6.3 Electricity Sales

Copel’s electricity sales to final customers, comprising COPEL Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, fell 1.0% in 2015. The table below breaks down energy sales by consumption segment:

* Amounts subject to rounding.	24

		Energy Sold (GWh)
Segment	Market
		4Q15	4Q14	Var. %	2015	2014	Var. %
Residential		1.718	1.842	(6,7)	6.957	7.267	(4,3)
Industrial	Total	2.697	2.794	(3,5)	10.823	10.841	(0,2)
	Captive	1.757	1.801	(2,5)	6.929	6.837	1,3
	Free	940	993	(5,3)	3.894	4.004	(2,7)
Commercial	Total	1.374	1.443	(4,8)	5.542	5.482	1,1
	Captive	1.371	1.440	(4,8)	5.530	5.470	1,1
	Total	3	3	5,0	12	12	1,2
Rural		548	571	(3,9)	2.256	2.252	0,2
Other		617	623	(1,0)	2.371	2.382	(0,5)
Energy Supply		6.954	7.273	(4,4)	27.949	28.224	(1,0)

6.4 Total Energy Sold

Total energy sold by Copel, comprising Copel Distribuição’s and Copel Geração e Transmissão’s sales in all the markets, came to 44,196 GWh in 2015, 1.5% higher than in 2014. Copel Geração e Transmissão’s sales totaled 17,391 GWh between January and December, 4.9% down from 2014. The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers / Agreements					Energy Sold (GWh)
	Dec-15	Dec-14	Var. %	4Q15	4Q14	Var. %	2015	2014	Var. %
Copel DIS
Captive Market	4.418.062	4.326.970	2,1	6.011	6.276	(4,2)	24.043	24.208	(0,7)
Concessionaries and Licensees	4	4	-	172	177	(2,8)	699	699	-
CCEE (MCP)	-	-	-	574	93	518,5	940	368	155,4
Total Copel DIS	4.418.066	4.326.974	2,1	6.757	6.546	3,2	25.682	25.275	1,6
Copel GeT
CCEAR (Copel DIS)	1	1	-	45	112	(59,9)	215	411	(47,7)
CCEAR (other concessionaries)	39	39	-	1.124	1.199	(6,2)	4.457	4.695	(5,1)
Free Customers	28	29	(3,4)	943	996	(5,3)	3.906	4.016	(2,7)
Bilateral Agreements ¹	25	30	(16,7)	1.590	1.858	(14,4)	6.675	7.392	(9,7)
CCEE (MCP) ²	-	-	-	330	275	19,9	2.137	1.773	20,5
Total Copel GeT	93	99	(6,1)	4.033	4.440	(9,2)	17.391	18.287	(4,9)
Copel Renováveis
CCEAR (other concessionaries)	112	-	-	212	-	-	766	-	-
CER	3	-	-	90	-	-	357	-	-
Total Copel Ren		-	-	302	-	-	1.123	-	-
Total Copel Consolidated	4.418.274	4.327.073	2,1	11.092	10.986	1,0	44.196	43.562	1,5
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

In addition, the energy dispatched by the Araucária Thermal Power Plant totaled 2,465 GWh in 2015. All the energy generated by the plant is sold in the short-term market.

GWh
TPP Araucária - UEGA	4Q15	4Q14	Var. %	2015	2014	Var. %
Own Generation¹	45	983	(95,4)	2.465	3.308	(25,5)
Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

* Amounts subject to rounding.	25

6.5 Energy Flow

Energy Flow – Copel Dis

GWh
Energy Flow - Copel Dis	2015	2014	Var. %
Itaipu	5.941	5.870	1,2
CCEAR – Copel Geração e Transmissão	215	411	(47,7)
CCEAR – Other	14.435	16.281	(11,3)
CCEAR – Adjustment auction	1.303	-	-
CCEE (MCP)	399	1.573	(74,6)
Angra	1.051	1.046	0,5
CCGF	3.873	1.315	194,5
Itiquira	-	452	-
Proinfa	609	599	1,7
Elejor S.A	1.186	1.186	-
Available Power	29.012	28.733	1,0
Captive market	24.043	24.208	(0,7)
Wholesale	699	699	-
CCEE (MCP)	940	368	155,4
Losses and differences	3.330	3.458	(3,7)
Basic network losses	566	541	4,6
Distribution losses	2.422	2.598	(6,8)
CG contract allocation	342	319	7,2

Energy Flow – Copel GeT

GWh
Energy Flow - Copel GeT	2015	2014	Var. %
Own Generation	24.960	24.605	1,4
CCEE (MCP)	-	-	-
MRE	144	-	-
Dona Francisca	257	612	(58,0)
Total Available Power	25.361	25.217	0,6
Bilateral Agreements	6.675	7.392	(9,7)
CCEAR – COPEL Distribuição	215	411	(47,7)
CCEAR – Other	4.458	4.695	(5,0)
Free Customers	3.906	4.016	(2,7)
CCEE (MCP)	2.137	1.773	20,5
MRE	7.360	6.197	18,8
Losses and differences	610	733	(16,8)

* Amounts subject to rounding.	26

Energy Flow – Wind Farms

Energy Flow - São Bento Energia	2015
Own Generation	364
CCEE (MCP)	61
Total Available Power	425
CCEAR – COPEL Distribuição	-
CCEAR – Other	382
CCEE (MCP)	-
Losses and differences	43

GWh
Energy Flow - Brisa Potiguar	2015
Own Generation	335
CCEE (MCP)	230
Total Available Power	565
CCEAR – COPEL Distribuição	-
CCEAR – Other	383
CER	236
CCEE (MCP)	-
Losses and differences	(54)

Consolidated Energy Flow (Jan/ Dec 2015)

* Amounts subject to rounding.	27

GWh
Own Generation
25.659 46,3%
Purchased energy
29.704 53,7%
CCEAR: 15.953
Itaipu: 5.941
Dona Francisca: 257
CCEE (MCP): 690
Angra: 1.051
CCGF: 3.873
MRE: 144
Elejor: 1.186
Proinfa: 609
Total Available Power
55.363
Captive Market
24.043 43,4%
Concessionaires
699 1,3%
Free Customers
3.906 7,1%
Supplied Energy
22.786 41,2%
Bilateral Agreements: 6.675
CCEAR: 5.438
CER: 236
CCEE (MCP): 3.077
MRE: 7.360
Losses and Differences
3.929 7,1%
Basic network losses: 1.165
Distribution losses: 2.422
CG Contracts: 342

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the

6.6 Tariffs

Sales to Distributors Average Tariff – Copel Geração e Transmissão

R$ / MWh
Tariff	Amount	Dec-15	Sep-15	Dec-14	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	525	154,59	152,10	151,38	1,6	2,1
Auction CCEAR 2007 - 2014	-	-	-	119,91	-	-
Auction CCEAR 2008 - 2015	76	137,11	135,33	127,63	1,3	7,4
Auction CCEAR 2009 - 2016	227	156,69	154,38	145,73	1,5	7,5
Auction CCEAR 2011 - 2040 ( HPP Mauá)	98	178,63	176,16	166,30	1,4	7,4
Auction CCEAR 2013 - 2042 (Cavernoso II)¹	-	205,35	195,28	177,91	5,2	15,4
Auction CCEAR 2014 (12 months)	-	-	-	191,80	-	-
Auction - CCEAR 2015 - 2045 (UHE Colíder)	124	142,47	139,96	-	1,8	-
Copel Distribuição
Concession holders in the State of Paraná	81	280,38	272,32	196,30	3,0	42,8
Total / Tariff Weighted Average Supply¹	606	171,46	168,38	160,38	1,8	6,9
¹ The commercial operation of HPP Cavernoso II has been suspended since 09.24.2014.

Power Purchase Average Tariff – Copel Distribuição

* Amounts subject to rounding.	28

						R$ / MWh
Tariff	Amount Average MW	Dec-15 (1)	Sep-15 (2)	Dec-14 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	639	327,65	396,08	143,91	(17,3)	127,7
Auction – CCEAR 2007 – 2014	-	-	-	157,87	-	-
Auction – CCEAR 2008 – 2015	51	143,97	143,93	132,79	-	8,4
Auction – CCEAR 2010 – H30	70	194,04	194,04	178,89	-	8,5
Auction – CCEAR 2010 – T15 [2]	65	205,46	205,46	189,41	-	8,5
Auction – CCEAR 2011 – H30	58	199,22	199,22	183,66	-	8,5
Auction – CCEAR 2011 – T15 [2]	54	226,55	226,55	208,85	-	8,5
Auction – CCEAR 2012 – T15 [2]	115	203,23	203,23	187,36	-	8,5
Auction – CCEAR 2014 - 2019 ³	109	240,10	331,11	395,11	(27,5)	(39,2)
Auction – CCEAR 2014 - 2019 [4]	272	292,93	292,93	270,81	-	8,2
Auction 2014 - 12M	-	-	-	191,41	-	-
Auction 2014 - 18M	10	-	-	165,20	-	-
Auction 2014 - 36M	159	159,60	159,60	149,99	-	6,4
Angra	120	164,88	170,38	146,48	(3,2)	12,6
CCGF [5]	442	28,78	30,31	31,78	(5,1)	(9,5)
Santo Antônio	126	123,48	123,48	113,83	-	8,5
Jirau	203	108,61	108,61	100,12	-	8,5
Others Auctions [6]	527	132,07	129,80	314,61	1,7	(58,0)
Bilaterals	135	210,32	210,32	203,12	-	3,5
Total / Tariff Average Supply	3.156	187,06	204,25	192,42	(8,4)	(2,8)
[1] Furnas transport charge not included.
[2] Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

R$ / MWh
Tariff¹	Dec-15 (1)	Sep-15 (2)	Dec-14 (3)	Var. % (1/2)	Var. % (1/3)
Industrial ²	418,49	418,28	263,69	0,1	58,7
Residential	492,25	492,11	326,31	-	50,9
Commercial	463,32	462,49	300,88	0,2	54,0
Rural	315,70	316,44	199,78	(0,2)	58,0
Other	357,84	357,86	231,68	-	54,5
Retail distribution average rate	433,91	433,92	281,28	-	54,3

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$6,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 24,879. In December 2015 the Company’s capital was as follows:

* Amounts subject to rounding.	29

Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85.029	58,6	-	-	-	-	85.029	31,0
BNDESPAR	38.299	26,4	-	-	27.282	21,3	65.581	24,0
Eletrobras	1.531	1,1	-	-	-	-	1.531	0,6
Free Floating	19.876	13,7	128	33,8	100.915	78,7	120.919	44,2
BM&FBovespa	18.721	12,9	128	33,8	64.877	50,6	83.726	30,6
NYSE	1.155	0,8	-	-	35.962	28,0	37.117	13,6
LATIBEX	-	-	-	-	76	0,1	76	0,0
Other	296	0,2	252	66,2	47	0,0	595	0,2
TOTAL	145.031	100,0	380	100,0	128.244	100,0	273.655	100,0

* Amounts subject to rounding.	30

7.2 Stock Performance

Stock Performance (Jan - Dec/ 15)		Common		Preferred "B"
		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
BM&FBovespa	Number of Trades	51.687	210	884.788	3.597
	Volume Traded	17.640.200	71.708	156.192.500	634.929
	Trading Value (R$ thousand)	385.738	1.568	5.048.187	20.521
	Presence in Trading Sessions	246	100%	246	100%
NYSE	Volume Traded	739.993	3.682	152.385.157	609.541
	Trading Value (US$ thousand)	4.667	23	1.528.024	6.112
	Presence in Trading Sessions	201	80%	250	100%
LATIBEX	Volume Traded	-	-	388.687	1.606
	Trading Value (Euro thousand)	-	-	3.388	14
	Presence in Trading Sessions	-	-	242	95%

In 2015, the free float accounted for 44.2% of the Company’s capital. Copel’s market capitalization, based on the stock prices on all markets at the end of December 2015, was R$5,450.2 million. Out of the 66 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.4% of the portfolio, with a Beta index of 0.9. Copel also accounted for 5.6% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 0.7% and Copel commonn shares 0.1%.

Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). Copel’s common and class B preferred shares closed the period at R$16.00 and R$24.30, with a negative variation of 35.7% and 32.3% respectively. In the same period the Ibovespa had negative change of 13.3%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$5.87, with a negative variation of 55.4%. Over this period, the Dow Jones Index negative by 2.2%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 95% of the trading sessions and closed the period at €5.46, with a negative variation of 50.9%. In the same period the Latibex All Shares index had negative growth of 39.2%.

The table below summarizes Copel’s share prices in 2015.

Quotes 12.31.2015	Ticker / Index	Price / Points		Var. (%)
		12.31.2015	12.31.2014
BM&FBovespa	CPLE3	R$ 16,00	R$ 24,90	(35,7)
	CPLE6	R$ 24,30	R$ 35,90	(32,3)
	Ibovespa	43.350	50.007	(13,3)
NYSE	ELP	US$ 5,87	US$ 13,17	(55,4)
	Dow Jones	17.425	17.823	(2,2)
LATIBEX	XCOP	€ 5,46	€ 11,13	(50,9)
	Latibex	1.059	1.742	(39,2)

* Amounts subject to rounding.	31

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2010:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share
					Common	Preferred "A"	Preferred "B"
Total	2010			281.460	0,98027	2,52507	1,07854
IOC¹	2010	08/17/10	09/20/10	85.000	0,29662	0,32638	0,32638
Dividends	2010	04/28/11	05/23/11	81.460	0,28328	1,04782	0,31167
IOC	2010	04/28/11	05/23/11	115.000	0,40037	1,15087	0,44049
Total	2011			421.091	1,46833	2,52507	1,61546
IOC¹	2011	08/11/11	09/15/11	225.814	0,78803	0,86706	0,86706
IOC	2011	04/26/12	05/29/12	195.277	0,68030	1,65801	0,74840
Total	2012			268.554	0,93527	2,52507	1,02889
IOC¹	2012	12/19/12	01/15/13	138.072	0,47920	2,52507	0,52720
Dividends	2012	04/25/13	05/23/13	130.482	0,45607	-	0,50169
Total	2013			560.537	1,95572	2,52507	2,15165
IOC¹	2013	11/13/13	12/16/13	180.000	0,62819	0,69111	0,69111
Dividends¹	2013	11/13/13	12/16/13	145.039	0,50617	0,55688	0,55688
Dividends	2013	04/24/14	05/28/14	235.498	0,82136	1,27708	0,90366
Total	2014			622.523	2,17236	2,52507	2,39000
IOC¹	2014	10/24/14	11/21/14	30.000	0,10469	0,11519	0,11519
Dividends¹	2014	10/24/14	11/21/14	350.770	1,22416	1,34678	1,34678
Dividends	2014	04/23/15	06/22/15	241.753	0,84351	1,06310	0,92803
¹ In advance

* Amounts subject to rounding.	32

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced between in 2015.

Power Plants	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Concession Expires
Hydroelectric Power Plants	4.732,1	2.057,7	24.884,3
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1.676,0	576,0	7.231,2	23.05.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1.260,0	603,0	7.263,7	15.11.2029
Gov. José Richa (Salto Caxias)	1.240,0	605,0	7.753,9	04.05.2030
Gov. Pedro V. Parigot de Souza (Capivari-Cachoeira) (1)(2)	260,0	109,0	710,2	07.07.2015
Mauá (3)	185,2	100,8	1.439,1	03.07.2042
Guaricana	36,0	16,1	176,1	16.08.2026
Cavernoso II (4)	19,0	10,6	-	27.02.2046
Chaminé	18,0	11,6	104,6	16.06.2026
Apucaraninha	10,0	6,7	65,4	12.10.2025
Mourão (1)(2)	8,2	5,3	23,1	07.07.2015
Derivação do Rio Jordão	6,5	5,9	51,6	15.11.2029
Marumbi	4,8	2,4	22,9	(5)
São Jorge	2,3	1,5	16,6	03.12.2024
Chopim I (6)	2,0	1,5	8,2	07.07.2015
Cavernoso	1,3	1,0	6,1	07.01.2031
Melissa	1,0	0,6	6,7	(7)
Salto do Vau	0,9	0,6	3,0	(7)
Pitangui	0,9	0,1	1,9	(7)
Thermal Power Plant	20,0	10,3	71,9
Figueira	20,0	10,3	71,9	26.03.2019
Wind Energy Plants	2,5	0,5	3,6
Eólica de Palmas (8)	2,5	0,5	3,6	28.09.2029
TOTAL	4.754,6	2.068,5	24.959,8
(1) Hydroelectric Power Plant Cotista, according to ANEEL’s Ordinance No. 189/2015. Considering generation up to July 7, 2015.
(2) Considering plant’s physical guarantee up to concession’s expiration date, which is July 7, 2015.
(3) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(4) Plant under maintenance since June 2014 due to flood.
(5) Submitted to ANEEL for ratification.
(6) Expiration of concession as of July 7, 2015, for recording in accordance with ANEEL’s Authorizing Resolution (REA) nº. 5.373/2015.
(7) Power plants with no concession agreement, only required to be registered at ANEEL.
(8) Average wind plant generation.

On July 7, 2015 was the expiration of the concession agreements of the Governador Parigot de Souza HPP (260 MW) and the Mourão I SHP (8.2 MW), which were under the ownership of Copel GeT.

* Amounts subject to rounding.	33

These plants remained under Copel GeT's responsibility for the provision of electric power generation service and, from then on, Copel GeT began receiving Annual Generation Revenue (AGR) totaling R$34.2 million, of which (i) R$31.5 million corresponded to the Governador Parigot de Souza HPP, (ii) R$2.1 million to the Mourão I SHP, and (iii) R$631,9 thousand to the Rio dos Patos SHP (whose concession agreement expired on February 14, 2014). The respective AGRs are valid for the period from July 8, 2015 to June 30, 2016, or until these plants are transferred to the auction winners in these concessions were auctioned, whichever occurs first. The energy generated by the project is divided into quotas and, consequently, is not included into Copel GeT’s assured energy.

In November 2015, Copel GeT won the right to operate and maintain the Governador Parigot de Souza HPP, upon payment of the grant bonuses in the amount of R$574.8 million. The concession agreement was signed on January 5, 2016, has a 30-year term and provides annual revenue of R$130.9 million for services rendered.

Law 13,097/15, published in January 2015, changed the power generation limit for HPPs and SHPs. With the change, the limit for HPPs went from 1 MW to 3 MW. As a result, the Chopim I plant, which used to be classified as a SHP, is now a HGC, and no longer needs a concession, just registration with Aneel.

Copel Renováveis

Copel has 11 wind farms in commercial operation, which generated 662 GWh in 2015, as shown in the following chart:

Wind Farm	Auction ¹	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Price ²	Expiration of Authorization
São Bento		94,0	46,3	360,8	194,20
Boa Vista	2nd LFA (08.26.2010)	14,0	6,3	46,5	199,21	Apr-46
Olho d'Água		30,0	15,3	108,3	193,41	May-46
São Bento do Norte		30,0	14,6	116,6	193,41	May-46
Farol		20,0	10,1	89,4	193,41	Apr-46
Copel Brisa Potiguar		183,6	92,6	301,2	170,00
Asa Branca I	2nd LFA (08.26.2010)	27,0	13,2	66,9	195,48	Apr-46
Asa Branca II		27,0	12,8	66,9	195,48	May-46
Asa Branca III		27,0	12,5	38,0	195,48	May-46
Eurus IV		27,0	13,7	39,6	195,48	Apr-46
Santa Maria	4th LER (08.18.2011)	29,7	15,7	21,4	137,31	May-47

Santa Helena		29,7	15,7	36,0	137,31	Apr-47

Ventos de Santo Uriel		16,2	9,0	32,4	136,24	Apr-47
Total		277,6	138,9	662,0	178,06
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to December 2015.

Interest in Generation Projects

Copel holds interests in six power generation projects at the operational stage, with a total installed capacity of 1,786.6 MW, 606 MW referred to Copel´s stake, as shown below:

* Amounts subject to rounding.	34

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484,1	365,2	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	¹	Dec-29
HPP Santa Clara (Elejor)	123,4	72,4	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	Oct-36
HPP Fundão (Elejor)	122,5	67,9	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	Oct-36
HPP Dona Francisca (DFESA)	125,0	78,0	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Desenvix - 2,12%	COPEL GeT Gerdau Celesc Desenvix	Aug-33
SHP Júlio de Mesquita Filho (Foz do Chopim)	29,1	20,4	COPEL - 35,77% Silea Participações - 64,23%	Free customers	Apr-30
HPP Lajeado (Investco S.A.)	902,5	526,6	COPEL - 0,82% CEB Lajeado - 16,98% Paulista Lajeado Energia S.A. - 5,94% EDP Energias do Brasil S.A. - 4,57% Lajeado Energia S.A. - 62,39% Furnas Centrais Elétricas S.A. - 0,21% Other - 9,09%	²	Dec-32
¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. The wind farm complex, comprises four wind farms, with 108 MW of installed capacity, whose energy was sold in the Fourth Reserve Energy Auction by average price R$98,92 MWh, under twenty-year contracts, with supply beginning in July, 2015.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	CAPEX³ (R$ million)	Stake (%)	Wind farm location	Expiration of Authorization
Voltalia - São Miguel do Gostoso I Participações S.A.[4]
Carnaúbas	27.0	13.1	133.19	Jun-15	127.1	49% COPEL Voltalia 51%	São Miguel do Gostoso (RN)	Apr-47
Reduto[4]	27.0	14.4			128.9			Apr-47

Santo Cristo	27.0	15.3			128.9			Apr-47
São João	27.0	14.3			128.9			Mar-47
Total	108.0	57.1	133.19		513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to December 2015.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.
[4] Wind farm able to start up, waiting for transmission line conclusion.

In April 2015, we concluded the works of these wind farms. Aneel, through Order 2,233, of July 9, 2015, and 2,538, of August 5, 2015, considered suitable for commercial operation of the generating units Wind Farms Reduto, Carnaúbas, Santo Cristo and São João, with total installed capacity 108 MW. However, the commercial operation will begin after completion of the works of transmission facilities (ICG Touros) transmission agent's responsibility, scheduled for the first half of 2016.

* Amounts subject to rounding.	35

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Installed Capacity (MW)	Assured Power (Average MW)	Stake
HPP Colíder	300	179.6	100% Copel GeT
HPP Baixo Iguaçu	350	172.8	70% Geração Céu Azul S.A
Total ¹	405	231.4
¹ Adjusted for Copel’s stake

Colíder Hydroelectric Power Plant

In Aneel New Energy Auction 03/2010, held on July 30, 2010, Copel GeT won the concession for the implementation and operation of the Colíder HPP for 35 years. On January 17, 2011, the federal government and Copel GeT entered into 01/2011-MME-UHE Colíder Concession Agreement involving the use of public assets for electricity generation.

The plant will have an installed capacity of 300 MW and assured energy of 179.6 average-MW and is being implemented on the Teles Pires River, in Mato Grosso State. Investments are estimated at R$2.0 billion. On the base date of August 1, 2010, 125 average-MW were traded at R$103.40/MWh, restated by the IPCA consumer price index. The sold energy will be supplied for 30 years as of January 2015 and the remaining energy will be available for sale.

Around 90% of the works are complete, and the launching of the lining of the well of generation unit three, inside the powerhouse, and the removal of vegetation in the reservoir area, in accordance with the Basic Environmental Project, were concluded. At the construction site, we are still assembling electromechanical equipment, with tests on the water intake dams and the generator rotor in Unit 1. In February 2016, we began building the transmission line, with a 63-km extension, which will connect the plant to the Cláudia substation.

As a result of force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão is requesting with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT has been honoring Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using energy from other plants in its portfolio. In order to so, the Company has refrained from selling energy in the spot market, at the PLD, in order to sell at the CCEAR prices.

On October 9, 2015, the 5th Panel of the Regional Federal Appellate Court of the 1st Region granted the request for interlocutory appellate relief made by Copel GeT. The Court determined that Aneel refrains from imposing to the Company, until the Administrative Case No. 48500.000623/2015 is examined, any record keeping, deposit, encumbrance, payment, settlement or guarantee, fine, debit or nonpayment, reduction in duration of contracts, reversal of recording of contracts, dismissals, penalties and/or restrictions on rights as a result of falling behind the original schedule of Concession Agreement for Power Generation No. 01/2011-MME-UHE Colíder, also suspending any burden related thereto.

* Amounts subject to rounding.	36

3

In November 2015, the Second Civil Court of the Colíder District accepted the request for anticipation of protection by the Public Ministry of Mato Grosso State and established that the State Environment Department must abstain from renewing or granting operating licenses in favor of the Colíder HPP project, due to environmental issues. The Company has appealed against the sentence and awaits a court decision. As a result, the startup of unit 1, scheduled for the second semester of 2016, has been postponed to early 2017.

Baixo Iguaçu Hydroelectric Power Plant

Copel GeT has a 30% interest in the Baixo Iguaçu Consortium, which is responsible for Baixo Iguaçu HPP construction and operation. The power plant will have an installed capacity of 350 MW and assured energy of 172.8 average-MW and it is being built on the Iguaçu River, between the municipalities of Capanema and Capitão Leônidas Marques, in southwest Paraná. Part of the energy that will be produced (121 average-MW) was sold in the 7th New Energy Auction, held on September 30, 2008, at R$98.98/MWh.

The commercial start-up is scheduled for 2018, due to the recognition by Aneel of an exclusion of liability of 626 days, as of September 1, 2016.

Copel Renováveis

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 332.0 MW, as follows:

* Amounts subject to rounding.	37

Wind Farm	Auction ¹	Installed Capacity (MW) ²	Assured Power (Average MW)	Price ³	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
Dreen Cutia	6th LER (10/31/2014)	25.2	9.6	161.43	Oct-17	97.6	9.4	Pedra Grande	Jan-42
Dreen Guajiru		21.6	8.3	161.43		83.8		Pedra Grande	Jan-42
Esperança do Nordeste		30.0	9.1	161.43		116.1		São Bento do Norte	May-50
GE Jangada		30.0	10.3	161.43		114.9		São Bento do Norte	Jan-42
GE Maria Helena		30.0	12.0	161.43		114.9		São Bento do Norte	Jan-42
Paraíso dos Ventos do Nordeste		30.0	10.6	161.43		115.7		São Bento do Norte	May-50
Potiguar		28.8	11.5	161.43		112.1		São Bento do Norte	May-50
São Bento do Norte I	20th LEN (11/28/2014)	24.2	9.7	152.77	Jan-19	532.2	14.2	São Bento do Norte	Aug-50
São Bento do Norte II		24.2	10.0	152.77				São Bento do Norte	Aug-50
São Bento do Norte III		22.0	9.6	152.77				São Bento do Norte	Aug-50
São Miguel I		22.0	8.7	152.77				São Bento do Norte	Aug-50
São Miguel II		22.0	8.4	152.77				São Bento do Norte	Aug-50
São Miguel III		22.0	8.4	152.77				São Bento do Norte	Aug-50
Total		332.0	126.2	157.67		1,287.2	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Price updated to December 2015.
[4] The value the CAPEX corresponds to the recorded in EPE.

8.2 Transmission

In Operation

In January 2016, we began commercial operations of the new power substation and 41.5 km of Copel GeT's transmission lines in Paraguaçu Paulista, in the southwestern region of São Paulo. With an investment of R$57.8 million, the project adds R$7.0 million to the Copel GeT's APR. The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

* Amounts subject to rounding.	38

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001²	Several	1,919	32	12,202	174.9	Dec-42
Copel GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	17.2	Jul-31
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	0.9	Mar-38
Copel GeT	027/2009 ³	TL Foz - Cascavel Oeste	116	-	-	10.2	Nov-39
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.6	Oct-40
Copel GeT	022/2012	LT Foz do Chopim - Salto Osório LT Londrina - Figueira	98	-	-	5.1	Aug-42
		TL Assis — Paraguaçu Paulista II	37	-	-
Copel GeT	002/2013					7.0	Feb-43
		Paraguaçu Paulista II Substation	-	1	150
Subtotal Copel GeT [4]			2,344	34	12,652	220.0	-
Costa Oeste Copel GeT - 51%	001/2012	TL Cascavel Oeste - Umuarama Su l Umuarama Sul Substation	143	1	300	5.8	Jan-42
Eletrosul - 49%

Transm. Sul Brasileira
Copel GeT - 20%	004/2012	Nova Sta Rita - Camaquã	798	1	166	12.4	May-42
Eletrosul - 80%

Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	10.8	May-42
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation

Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	16.5	May-42
Elecnor - 51%

Marumbi
Copel GeT - 80%	008/2012	LT Curitiba - Curitiba Leste	28	1	672	14.7	May-42
Eletrosul - 20%

Subtotal SPCs [5]			1,470	5	1,838	60.2
Total			3,814	39	14,490	280.2
¹ Refered to Copel's stake
² Renewed contract pursuant to Law 12,783/13
³ APR updated as tariff review process - Aneel Resolution 1,901/15

Under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 4,539 km of transmission lines and 12 substations and will generate APR of R$827.8 million, R$458.5 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

* Amounts subject to rounding.	39

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	APR¹ (R$ million)	CAPEX ² (R$ million)	Start up	Concession Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	28.4	250.0	Mar-17	Oct-40
Copel GeT	007/13	Jan-14	TL Bateias - Curitiba Norte	PR	33	1	7.7	69.0	Apr-16	Jan-44
Copel GeT	001/14	Sep-14	TL Foz do Chopim - Realeza	PR	53	1	6.4	49.0	Mar-17	Sep-44
Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	16.7	135.0	Sep-17	Sep-44
			TL Curitiba Leste - Blumenau						Mar-21
Copel GeT	005/15	Stand By		PR / SC	230	3	97.9	580.6		3
			TL Baixo Iguaçu - Realeza						Sep-19

Subtotal Copel GeT					792	5	157.1	1,083.6		-

Matrinchã
Copel GeT - 49%	002/12	May-12	TL Paranaíta - Ribeirãozinho	MT	1,005	3	84.9	882.0	Apr-16	May-42
State Grid - 51%
Guaraciaba Copel GeT - 49%	002/12	May-12	TL Ribeirãozinho - Marimbondo	MT / GO / MG	600	1	44.5	441.0	May-16	May-42
State Grid - 51%

Paranaíba Copel GeT - 24,5%	007/12	May-13	TL Barreiras II - Pirapora II	BA / MG / GO	967	-	29.4	235.2	May-16	May-43
Furnas - 24,5%
State Grid - 51%

Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	3	100.6	784.6	Nov-17	May-44
Furnas - 49,9%

Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	42.0	305.8	Mar-18	Sep-44
Elecnor - 51%

Subtotal SPC					3,747	7	301.4	2,648.5
Total					4,539	12	458.5	3,732.1
¹ Update according to Aneel Ratification Resolution 1918/2015 (R$ milion) / Adjusted for Copel’s stake.
² Aneel reference value (R$ million) / Adjusted for Copel’s stake.
³ The concession will expire 30 years after the contract signing date.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process. In addition, noncompliance with the overall goals of collective continuity indicators for two consecutive years or three times in five years may limit the payment of dividends or interest on equity, while failure to meet the economic and financial sustainability indicators will reflect the need for a capital contribution from the controlling shareholders. The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

* Amounts subject to rounding.	40

Year	Economic and Financial Management	Quality (Limit Established)[1]
		DECi²	FECi ²
2016		13.61	9.24
2017	EBITDA ≥ 0	12.54	8.74
2018	EBITDA (-) QRR³ ≥ 0	1.23	8.24
2019	{Net Debt / [EBITDA (-) QRR³]} ≤ 1 / (0.8 * SELIC4 )	10.12	7.74
2020	{Net Debt / [EBITDA (-) QRR³]} ≤ 1 / (1.11 * SELIC4 )	9.83	7.24
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.
[4] Selic: limited to 12.87% p.y.

Operating Data

In the distribution business, Copel serves more than 4.4 million energy consumers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	103,488	-	-
34.5 kV	83,347	224	1,517
69 kV	695	37	2,441
88 kV1	-	-	5
138 kV	5,867	102	6,779
230 kV	130	-	-
Total	193,527	363	10,742
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation in 2015 was 7,929 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed 2015 at 14,817 km.

* Amounts subject to rounding.	41

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and beginning of 2015. The trends for these indicators, as well as for total time service, are shown below:

Jan-Jun	DEC ¹ (hours)	FEC ² (outages)	Total time service (hours)
2011	10.64	8.26	1:40
2012	10.25	7.84	1:51
2013	11.62	8.06	2:08
2014	14.01	9.08	1:49
2015	13.67	8.33	2:03
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In 2015, the backbone cable network extended for 9,868 km and the access network extended for 18,242 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in State of Santa Catarina. Copel Telecom has substantially expanded its customer base in recent years, as shown below.

* Amounts subject to rounding.	42

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners

Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%
COPEL - 7.6%
State of Paraná - 58.7%
Dominó Holdings S.A. - 12.2%
Sanepar	Sanitation	Daleth Participações - 8.3%
Andrade Gutierrez - 2.1%
Other - 11.1%
COPEL - 51.0%
Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração	Oil and natural gas	Petra Energia [1] - 30.0%
e Produção S.A		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0%
Município de Londrina - 55.0%

Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%

Escoelectric Ltda	Services	COPEL - 40.0%
Lactec - 60.0%

COPEL - 48.0%
Copel-Amec Ltda [2]	Services	Amec - 47.5%
Lactec - 4.5%
[1] Operating Company.
[2] Being liquidated.

* Amounts subject to rounding.	43

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 340.6 MW of installed capacity to the Company's portfolio.

	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
Project	(MW)	(Average MW)	(%)
SHP	206.2	114.6
SHP Bela Vista	29.0	18.0	36.0
SHP Dois Saltos	25.0	13.6	30.0
SHP Foz do Curucaca	29.5	16.2	15.0
SHP Salto Alemã	29.0	15.9	15.0
SHP São Luiz	26.0	14.3	15.0
SHP Pinhalzinho	10.9	5.9	30.0
SHP Alto Chopim	20.3	11.2	15.0
SHP Burro Branco	10.0	5.1	30.0
SHP Rancho Grande	17.7	9.7	15.0
SHP Foz do Turvo	8.8	4.7	30.0
HPP	331.0	165.5
HPP São Jerônimo	331.0	165.5	41.2
WPP	159.0	70.2
WPP Complexo Alto Oriente	60.0	27.4	100.0
WPP Complexo Jandaia	99.0	42.8	100.0
Total	696.2	350.3
¹ The installed capacity of the new projects can be optimized i n relation to the registered at auctions.

São Jerônimo Hydroelectric Power Plant

The project comprises the future São Jerônimo Hydroelectric Power Plant, with an estimated installed capacity of 331 MW, located on the Tibagi River, in the State of Paraná. This project’s implementation will be based on the concession for the use of public assets in Aneel Auction Notice 02/2001 and has been awarded to Consórcio São Jerônimo, in which Copel holds a 41.2% interest. The beginning of the works depends on authorization by the National Congress, pursuant to article 231, paragraph 3 of the Federal Constitution, as the plant’s reservoir is in indigenous areas.

Thermal Power Generation

Copel is conducting feasibility studies about four thermoelectric power plants to be constructed in the state of Paraná that may add up to 1,800 MW of installed capacity to the Company’s portfolio, as shown in the chart below:

* Amounts subject to rounding.	44

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	400.0	Natural Gas	Araucária - PR
Litoral TPP	400.0	Natural Gas	Paranaguá - PR
Litoral II TPP	800.0	Natural Gas	Paranaguá - PR
Norte Pioneiro TPP	200.0	Coal	Sapopema - PR
Total	1,800.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

The feasibility of natural gas thermoelectric power projects Litoral I and II is subject to the construction of a regasification facility in the coast of the state of Paraná, which would also supply natural gas to UEGA and TPP Araucária II project, and possibly to Compagas.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

	Project	Estimated Installed Capacity (MW)
HPP Apertados		139.0
HPP Comissário		140.0
HPP Foz do Piquiri		93.2
HPP Ercilândia		87.1
Total		459.3

The public hearings for the Apertados and Ercilândia hydroelectric power plants were held in November 2014, thus fulfilling one of the legal requirements for the respective environmental licenses to be issued. The environmental license applications are currently being reviewed by the Environmental Institute of Paraná State.The preliminary environmental license is a condition for the technical qualification of the projects in the new energy auctions promoted by Aneel.

Tapajós Hydroelectric Complex

Copel entered into a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers in Brazil’s North Region, including the environmental assessment of the Tapajós River Basin and the feasibility of the Tapajós River Complex, comprising five plants with a joint installed capacity of over 12 thousand MW. The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 8,040 MW, both on the Tapajós River. On the Jamanxim River, the Company will be studying the Cachoeira do Caí, Cachoeira dos Patos and Jamanxim Hydroelectric Power Plants. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was submitted to Aneel for examination in April 2014. The document contains a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant and will be an integral part of the documentation included in the invitation to bid for the plant’s concession. The Environmental Impact Assessments and Environmental Impact Reports (EIA/RIMA) were concluded and delivered to IBAMA (Brazilian Institute of Environment and Renewable Natural Resources) in May 2014. The Company is awaiting for the public hearings to be scheduled. At the moment, the situation of indigenous peoples is under study. Technicians from FUNAI (National Indian Foundation) are studying the possible impacts on indigenous communities.

* Amounts subject to rounding.	45

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327-km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2015 at 8,628 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2012	2013	2014	2015
Geração e Transmissão	1,841	1,702	1,554	1,568
Distribuição	7,169	6,375	6,071	6,032
Telecomunicações	458	434	601	621
Holding	-	136	329	347
Participações	-	-	11	10
Renováveis	-	-	26	50
TOTAL	9,468	8,647	8,592	8,628

At the end of 2015, Copel Distribuição had 4,418,062 customers, representing a consumer-to-employee ratio of 732. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 16 employees, respectively.

* Amounts subject to rounding.	46

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,754.6	In operation
Hydroeletric [1]	18	4,732.1	Transmission Lines (km)	2,344
Thermal	1	20.0	Substation (amount)	34
Wind power	1	2.5	Under construction
Under construction		405.0	Transmission Lines (km)	792
Hydroeletric	2	405.0	Substation (amount)	5
Copel Holding			Partnership
In operation		277.6	In operation
Wind farms	11	277.6	Transmission Lines (km)	1,470
Under construction		332.0	Substation (amount)	5
Wind farms	13	332.0	Under construction
Partnership			Transmission Lines (km)	3,747
In operation		606.0	Substation (amount)	7
Hydroeletric	5	218.7
Thermal	1	387.3
			Copel Distribuition
Under construction		52.9
Wind farms[2]	4	52.9	Distribution lines (km)	193,527
			Substations	363
			Installed power substations (MVA)	10,742
Copel Telecommunication
			Municipalities served	395
Optical cables backbone network (km)		9,868	Locations served	1,113
Optical cables access network (km)		18,242	Captive customers	4,418,062
Cities served in Parana State		399	Customers by distribution employee	732
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	13.67
Customers		47,987	FEC (number of outages)	8.33

Administration
Total employees		8,628
Copel Geração e Transmissão		1,568	Copel Participações	10
Copel Distribuição		6,032	Copel Renováveis	50
Copel Telecomunicações		621	Copel Holding	347
[1] The plant UHE Capivari-cachoeiraand UHE Mourão had their concession contracts expired on 07/07/2015;
[2] The Wind Farm Voltalia São Miguel do Gostoso I Participações S.A., is able to operate commercially, though the operation will only begin after completion of the transmission of works, transmission agent's responsibility.

* Amounts subject to rounding.	47

9.3 Conference Call 4Q15 Results

Information about 4Q15 Results Conference Call:

>     Friday, Mar 18, 2016, at 10:00 a.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* Amounts subject to rounding.	48

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	2015	2014
Cash flows from operating activities
Net income for the period	1,265,551	1,335,615
Adjustments to reconcile net income with the cash provided by operating activities	1,140,727	1,794,726
Depreciation and Amortization	676,472	629,943
Unrealized monetary and exchange variations, net	399,484	322,768
Remuneration of a ccounts receivable related to the concession	(110,893)	(58,782)
Sectoral assets and liabilities result	(858,170)	(1,033,866)
Result of the renegotiation of the hydrological risk	(134,620)	-
Equity in earnings of subsidiaries	(92,545)	(159,955)
Income Tax and Social Contribution	698,023	747,869
Deferred Income Tax and Social Contribution	(165,794)	(225,853)
Reversal of provision for losses from devaluation of investments	-	(6,981)
Net operational provisions and reversals	210,829	1,203,682
Appropriation of a ctuarial calculation of post-employment benefits	143,202	102,108
Appropriation of pension and healthcare contribution	133,428	118,392
Provision for research and development a nd energy efficiency	128,898	115,368
Write off of intangible assets related to concession - goodwill	40,757	23,884
Write off of property, plant, a nd equipment	41,715	5,670
Write off of intangible assets	29,941	10,479
Decrese (increase) in assets	472,123	(486,404)
Increase (reduction) of liabilities	(1,557,758)	(1,552,565)
Net cash generated by operating activities	1,320,643	1,091,372
Cash flows from investing activities
Bonds and securities	76,883	(103,603)
Loans to related parties	(29,400)	-
Receipt of loans to related parties	7,805	-
Additions - net effect of a cquired ca sh	-	149,760
Additions in investments	(528,629)	(628,621)
Additions to property, plant, and equipment	(752,529)	(894,575)
Additions to intangible	(968,802)	(1,254,570)
Customer contributions	243,054	168,933
Disposal of i ntangible	85	-
Net cash generated (used) by investing activities	(1,951,533)	(2,562,676)
Cash flows from financing activities	0	0
Loans and financing obtained	1,836,190	221,556
Debentures Issued	1,168,633	1,383,378
Amortization of principal amounts of loans and financing	(1,170,987)	(425,554)
Amortization of principal amounts of debentures	(154,822)	(40,608)
Dividends a nd interest on own capital paid	(307,528)	(668,969)
Net cash used by financing activities	1,371,486	469,803
Increase (decrease) in cash and cash equivalents	740,596	(1,001,501)
Cash a nd cash equivalents at the beginning of the year	740,131	1,741,632
Cash a nd cash equivalents at the end of the year	1,480,727	740,131
Variation in cash and cash equivalents	740,596	(1,001,501)

* Amounts subject to rounding.	49

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	726,293	595,961	654,245	11.0	2,890,747	2,948,677	(2.0)
Electricity sales to final customers	141,045	138,288	133,881	5.4	565,378	513,239	10.2
Electricity sales to distributors	405,061	349,285	414,527	(2.3)	1,795,910	1,986,217	(9.6)
Use of the main transmission grid	72,710	54,844	53,181	36.7	252,315	197,563	27.7
Construction revenue	95,785	42,698	39,446	142.8	232,567	206,150	12.8
Other operating revenues	11,693	10,846	13,210	(11.5)	44,578	45,508	(2.0)
OPERATING COSTS AND EXPENSES	(35,356)	(409,184)	(1,451,450)	(97.6)	(1,603,627)	(2,728,708)	(41.2)
Electricity purchased for resale	97,267	(51,210)	(192,048)	0.0	(195,003)	(417,334)	(53.3)
Charges of main distribution and transmission grid	(66,994)	(65,690)	(58,734)	14.1	(253,225)	(223,274)	13.4
Personnel a nd management	(87,039)	(53,736)	(80,789)	7.7	(249,262)	(227,530)	9.6
Pension and healthcare plans	(14,540)	(14,222)	(14,825)	(1.9)	(57,231)	(52,304)	9.4
Materials and supplies	(3,648)	(3,691)	(4,000)	(8.8)	(15,171)	(16,321)	(7.0)
Materials and supplies for power eletricity	(5,433)	(7,433)	(7,199)	(24.5)	(26,522)	(23,090)	14.9
Third-party services	(28,467)	(22,557)	(29,054)	(2.0)	(104,003)	(110,090)	(5.5)
Depreciation and amortization	(70,645)	(67,574)	(78,132)	(9.6)	(279,918)	(296,127)	(5.5)
Provisions and reversals	318,923	(11,508)	(892,328)	-	67,715	(978,890)	-
Construction cost	(109,803)	(62,475)	(46,601)	135.6	(287,247)	(213,042)	34.8
Other cost a nd expenses	(64,977)	(49,088)	(47,740)	36.1	(203,760)	(170,706)	19.4
EQUITY IN EARNINGS OF SUBSIDIARIES	(80,730)	57,802	110,549	-	187,626	350,412	(46.5)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	610,207	244,579	(686,656)	-	1,474,746	570,381	158.6
FINANCIAL RESULTS	(240,061)	(14,363)	21,320	-	(178,378)	129,999	-
Financial income	(64,567)	19,589	29,569	-	75,868	165,268	(54.1)
Financial expenses	(175,494)	(33,952)	(8,249)	-	(254,246)	(35,269)	620.9
OPERATIONAL EXPENSES/ INCOME	370,146	230,216	(665,336)	-	1,296,368	700,380	85.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(47,196)	(58,105)	360,918	-	(268,955)	(17,994)	-
Income tax and s ocial contribution on profi t	5,943	(86,069)	30,902	(80.8)	(380,794)	(456,686)	(16.6)
Deferred income tax and social contribution on profi t	(53,139)	27,964	330,016	-	111,839	438,692	(74.5)
NET INCOME (LOSS)	322,950	172,111	(304,418)	-	1,027,413	682,386	50.6
EBITDA	680,852	312,153	(608,524)	-	1,754,664	866,508	102.5

* Amounts subject to rounding.	50

Income Statement – Copel Distribuição

Income Statement	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,363,512	2,136,489	3,019,618	(21.7)	9,580,830	8,347,036	14.8
Electricity s ales to final customers	1,448,367	1,272,494	1,165,629	24.3	5,185,981	3,860,461	34.3
Electricity s ales to distributors	116,721	64,491	92,332	26.4	321,346	297,652	8.0
Use of the main distribution grid	621,635	609,793	554,408	12.1	2,220,448	2,113,863	5.0
Construction revenue	270,166	224,453	237,644	13.7	896,924	991,356	(9.5)
Sectorial as sets and liabilities result	(121,173)	(59,678)	1,033,866	-	858,170	1,033,866
Other operating revenues	27,796	24,936	(64,261)	-	97,961	49,838	96.6
OPERATING COSTS AND EXPENSES	(2,275,161)	(2,289,454)	(2,090,504)	8.8	(9,516,397)	(7,740,651)	22.9
Electricity purchased for resale	(1,229,627)	(1,428,080)	(1,441,626)	(14.7)	(6,007,222)	(4,886,909)	22.9
Charges of main transmiss ion grid	(241,733)	(160,636)	88,646	-	(706,680)	(209,066)	238.0
Personnel and management	(260,760)	(150,365)	(237,971)	9.6	(699,891)	(633,236)	10.5
Pension and healthcare plans	(42,129)	(40,966)	(36,569)	15.2	(165,635)	(126,961)	30.5
Materials and supplies	(13,146)	(14,285)	(13,173)	(0.2)	(55,531)	(53,918)	3.0
Third-party services	(91,311)	(90,274)	(84,448)	8.1	(353,773)	(289,717)	22.1
Depreciation and amortiza tion	(60,677)	(67,508)	(56,661)	7.1	(243,645)	(221,401)	10.0
Provisions and reversals	(58,398)	(63,559)	(16,267)	259.0	(268,736)	(185,207)	45.1
Construction cos t	(270,166)	(224,453)	(237,644)	13.7	(896,924)	(991,356)	(9.5)
Other cost and expenses	(7,214)	(49,328)	(54,791)	(86.8)	(118,360)	(142,880)	(17.2)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	88,351	(152,965)	929,114	(90.5)	64,433	606,385	-
FINANCIAL RESULTS	51,712	43,658	6,158	739.8	231,212	64,568	258.1
Financial income	201,406	109,894	78,100	157.9	571,651	261,150	118.9
Financial expenses	(149,694)	(66,236)	(71,942)	108.1	(340,439)	(196,582)	73.2
OPERATIONAL EXPENSES/ INCOME	140,063	(109,307)	935,272	(85.0)	295,645	670,953	(55.9)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(32,208)	36,174	(319,846)	(89.9)	(89,591)	(233,089)	(61.6)
Income tax and s ocial contribution on profit	(131,618)	-	2,337	-	(131,618)	-	-
Deferred income tax a nd social contribution on profi t	99,411	36,174	(322,183)	-	42,028	(233,089)	-
NET INCOME (LOSS)	107,855	(73,133)	615,426	(82.5)	206,054	437,864	(52.9)
EBITDA	149,028	(85,457)	985,775	(84.9)	308,078	827,786	(62.8)

* Amounts subject to rounding.	51

Income Statement– Copel Telecomunicações

Income Statement	4Q15	3Q15	4Q14	Var.%	2015	2014	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
NET OPERATING REVENUES	68,106	71,504	61,482	10.8	272,247	213,163	27.7
Revenues from telecommunications	63,520	61,873	48,147	31.9	238,309	195,224	22.1
Other operating revenues	4,586	9,631	13,335	(65.6)	33,938	17,939	89.2
OPERATING COSTS AND EXPENSES	(64,145)	(50,586)	(48,007)	33.6	(203,878)	(137,404)	48.4
Personnel and management	(31,007)	(18,872)	(27,797)	11.5	(87,393)	(62,069)	40.8
Pension and healthcare plans	(4,548)	(4,302)	(2,537)	79.3	(17,516)	(8,507)	-
Materials and supplies	(1,136)	(692)	(557)	103.9	(2,745)	(1,551)	77.0
Third-party services	(11,453)	(9,105)	(6,164)	85.8	(35,900)	(21,530)	66.7
Depreciation and amortiza tion	(8,422)	(8,087)	(7,220)	16.6	(31,510)	(28,277)	11.4
Provisions and reversals	(886)	(1,441)	(496)	78.6	(4,729)	(3,036)	55.8
Other cost and expenses	(6,693)	(8,087)	(3,236)	106.8	(24,085)	(12,434)	93.7
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	3,961	20,918	13,475	(70.6)	68,369	75,759	(9.8)
FINANCIAL RESULTS	(1,515)	453	211	-	(520)	2,922	-
Income tax and social contribution on profit	3,695	949	1,230	200.4	5,939	4,508	31.7
Deferred income tax and social contribution on profit	(5,210)	(496)	(1,019)	411.3	(6,459)	(1,586)	307.3
OPERATIONAL EXPENSES / INCOME	2,446	21,371	13,686	(82.1)	67,849	78,681	(13.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	8,770	(7,112)	1,902	361.1	(13,205)	(20,097)	(34.3)
Income tax and social contribution on profit	8,763	(8,616)	570	-	(15,556)	(22,350)	(30.4)
Deferred income tax and social contribution on profit	7	1,504	1,332	(99.4)	2,351	2,253	-
NET INCOME (LOSS)	11,216	14,259	15,588	(28.0)	54,644	58,584	(6.7)
EBITDA	12,383	29,005	20,695	(40.2)	99,879	104,036	(4.0)

* Amounts subject to rounding.	52

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000
Assets - Dec-15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,334,755	4,155,554	179,898	103,579	75,004	674,778	233,072	793,344	(616,587)	6,933,397
Cas h a nd ca s h e quivalents	654,438	416,086	122,667	29,321	41,655	132,854	58,053	25,653	-	1,480,727
Bonds a nd s ecurities	11,826	165	-	-	-	329,747	64,368	168	-	406,274
Collaterals and es crow accounts	-	1,717	-	151	-	-	-	132	-	2,000
Cus tomers	397,151	2,353,136	25,486	62,125	21,187	186,707	32,530	-	(45,495)	3,032,827
Dividends receivable	93,645	-	-	-	-	-	12,079	488,187	(553,566)	40,345
CRC trans ferred to the State Government of Pa raná	-	-	-	-	-	-	-	111,663	-	111,663
Sectorial financia l a s sets	-	910,759	-	-	-	-	-	-	-	910,759
Account receiva ble related to concess ion	9,162	-	-	-	-	-	-	-	-	9,162
Accounts receivable related to the conces sion compens ation	-	-	-	-	-	-	-	-	-	-
Other current receivables	109,590	272,652	4,278	714	2,951	24,422	49,950	13,018	(2,686)	474,889
Inventories	26,773	89,343	12,784	2,118	-	-	-	-	-	131,018
Income tax a nd s ocial contribution	-	20,592	10,864	7,088	-	-	1,624	154,076	-	194,244
Other current recoverable taxes	14,214	49,988	3,768	1,632	-	1,048	75	-	-	70,725
Prepa id expens es	17,956	21,634	51	430	9,211	-	-	-	-	49,282
Related parties	-	19,482	-	-	-	-	14,393	447	(14,840)	19,482
NON-CURRENT	10,701,929	6,559,712	589,419	377,724	668,250	373,729	1,700,975	16,160,380	(15,117,858)	22,014,260
Long Term Assets	1,436,140	1,426,826	59,031	71,016	46,070	680	85,597	2,016,306	(189,874)	4,951,792
Bonds a nd s ecurities	83,361	1,289	-	6,467	-	-	-	-	-	91,117
Colla terals a nd es crow a ccounts	-	86,137	-	-	-	-	-	-	-	86,137
Cus tomers	2,055	40,676	32,331	-	-	-	-	-	-	75,062
CRC transferred to the Sta te Government of Paraná	-	-	-	-	-	-	-	1,271,579	-	1,271,579
Judicial deposits	59,885	352,712	7,775	31,254	52	680	157	267,412	-	719,927
Sectoral financia l a s sets	-	134,903	-	-	-	-	-	-	-	134,903
Account receivable related to concess ion	920,673	424,140	-	13,638	-	-	-	-	-	1,358,451
Accounts receivable rela ted to the conces sion extension	219,556	-	-	-	-	-	-	-	-	219,556
Other receivables	12,531	19,083	-	-	-	-	-	-	-	31,614
Income tax a nd s ocial contribution	573	14,969	-	-	-	-	-	79,144	-	94,686
Other recoverable taxes	69,351	307,152	13,262	19,504	27,373	-	-	100,920	-	537,562
Deferred income ta x a nd s ocial contribution	61,460	45,765	5,663	-	-	-	-	14	-	112,902
Receivables from s ubs idia ries	6,695	-	-	153	18,645	-	-	-	-	25,493
Prepa id Expens es	-	-	-	-	-	-	85,440	297,237	(189,874)	192,803
Investments	2,979,400	1,374	-	-	-	-	447,619	14,140,573	(15,344,256)	2,224,710
Property, Plant and Equipment, net	6,208,220	-	512,068	-	431,693	372,728	1,167,518	455	-	8,692,682
Intangible Assets	78,169	5,131,512	18,320	306,708	190,487	321	241	3,046	416,272	6,145,076
TOTAL	12,036,684	10,715,266	769,317	481,303	743,254	1,048,507	1,934,047	16,953,724	(15,734,445)	28,947,657
¹ Wind Fa rms , Copel Renováveis a nd Copel Participa ções

* Amounts subject to rounding.	53

R$'000
Assets - Dec-14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Outras¹	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	1,026,296	2,638,378	64,482	323,872	51,471	815,529	278,806	607,025	(587,683)	5,218,176
Ca sh a nd cas h equiva lents	155,865	160,417	5,820	99,424	28,732	2,962	252,049	34,862	-	740,131
Bonds a nd s ecurities	117,593	3	-	-	-	341,367	-	152	-	459,115
Collaterals and escrow a ccounts	2,200	38	-	1,695	-	-	9,564	-	-	13,497
Customers	262,164	1,387,792	33,295	182,491	20,885	470,268	7,989	-	(186,068)	2,178,816
Dividends receivable	34,850	-	-	-	-	-	5,873	383,866	(398,257)	26,332
CRC trans ferred to the State Government of Pa raná	-	-	-	-	-	-	-	94,579	-	94,579
Sectoria l fi nancial as s ets	-	609,298	-	-	-	-	-	-	-	609,298
Account receivabl e rela ted to conces sion	7,430	-	-	-	-	-	-	-	-	7,430
Accounts receiva ble related to the conces sion compens ati on	301,046	-	-	-	-	-	-	-	-	301,046
Other current receiva bles	94,545	302,782	3,494	359	1,740	932	193	12,695	(922)	415,818
Inventories	29,389	101,399	17,684	2,150	-	-	-	-	-	150,622
Income ta x and social contribution	239	18,814	667	3,950	-	-	2,492	78,912	-	105,074
Other current recoverable taxes	17,629	41,642	3,464	33,541	-	-	9	-	-	96,285
Prepa id expens es	3,346	16,193	58	262	114	-	126	34	-	20,133
Receivables from s ubsi dia ries	-	-	-	-	-	-	511	1,925	(2,436)	-
NON-CURRENT	8,740,125	6,385,321	525,065	310,349	668,150	421,309	1,337,236	15,027,703	(13,015,292)	20,399,966
Long Term Assets	1,083,981	5,169,397	65,448	40,343	28,705	229	13,966	1,944,523	(85,120)	8,261,472
Bonds and s ecurities	130,137	2,073	-	-	-	-	-	-	-	132,210
Colla terals a nd es crow accounts	-	56,956	-	-	-	-	-	-	-	56,956
Cus tomers	3,795	41,859	30,042	-	-	-	-	-	-	75,696
CRC trans ferred to the State Government of Paraná	-	-	-	-	-	-	-	1,249,529	-	1,249,529
Judicia l deposi ts	52,859	398,877	5,499	4,779	31	229	43	273,936	-	736,253
Sectoria l fi nancial as s ets	-	431,846	-	-	-	-	-	-	-	431,846
Account receivable rela ted to conces s ion	623,590	3,792,476	-	1,920	-	-	-	-	-	4,417,986
Accounts receivabl e rela ted to the conces s ion extens ion	160,218	-	-	-	-	-	-	-	-	160,218
Other receiva bles	62,427	18,899	-	3,695	-	-	-	303	-	85,324
Income ta x and social contribution	545	13,875	-	-	-	-	-	114,195	-	128,615
Other recoverable taxes	-	360,050	23,885	15,211	28,674	-	-	98,226	-	526,046
Deferred i ncome tax and s ocia l contri buti on	50,410	52,486	6,022	14,563	-	-	-	-	-	123,481
Adva nces to suppliers	-	-	-	175	-	-	-	-	-	175
Receivables from s ubsi dia ries	-	-	-	-	-	-	13,923	208,334	(85,120)	137,137
Investments	1,569,251	1,374	-	-	-	-	363,624	13,079,795	(13,353,894)	1,660,150
Property, Plant and Equipment, net	6,030,574	-	443,690	-	449,936	420,948	958,717	323	-	8,304,188
Intangible Assets	56,319	1,214,550	15,927	270,006	189,509	132	929	3,062	423,722	2,174,156
TOTAL	9,766,421	9,023,699	589,547	634,221	719,621	1,236,838	1,616,042	15,634,728	(13,602,975)	25,618,142
¹ Wind Farms , Copel Renováveis a nd Copel Pa rticipações

* Amounts subject to rounding.	54

R$'000
Liabilities -Dec-15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,350,330	2,653,747	45,203	137,886	165,641	173,421	438,142	442,214	(617,466)	4,789,118
Social charges and a ccruals	54,234	158,281	20,105	7,063	240	195	2,846	15,437	-	258,401
Associated companies a nd parent company	-	-	-	-	-	-	14,839	-	(14,839)	-
Suppliers	395,038	988,683	11,062	98,100	4,551	9,712	151,553	2,601	(48,174)	1,613,126
Income Tax and Social Contribution payable	177,269	65,632	-	-	19,798	47,138	2,079	-	-	311,916
Other taxes	108,289	182,658	3,833	7,858	1,793	751	3,150	32,616	-	340,948
Loans and financing	111,910	101,141	5,914	-	-	-	28,692	61,788	(887)	308,558
Debentures	95,580	523,967	1,778	18,878	40,490	-	223,815	19,497	-	924,005
Dividends payable	292,813	133,950	-	5,479	34,093	115,359	7,857	310,022	(553,566)	346,007
Post employme nt benefits	11,041	30,722	1,521	-	-	-	18	21	-	43,323
Customer charges due	16,036	261,422	-	-	-	-	-	-	-	277,458
Research a nd development and energy efficiency	49,321	113,524	-	-	4,900	136	-	-	-	167,881
Payables related to concession - Use of Public Property	3,839	-	-	-	57,947	-	-	-	-	61,786
Other accounts payable	34,960	93,767	990	508	1,829	130	3,293	232	-	135,709
NON-CURRENT	3,780,935	2,457,846	227,140	47,696	503,612	16,847	480,024	2,265,783	(205,822)	9,574,061
Associated companies a nd parent company	-	-	11,900	-	-	-	90,368	-	(102,268)	-
Suppliers	5,923	-	-	-	-	-	-	-	-	5,923
Deferred i ncome tax and social contribution	-	-	-	-	-	-	214	-	-	214
Tax liabilities	170,690	79,343	4,765	-	-	841	168	1,466	-	257,273
Loans and financing	1,732,304	770,722	21,624	-	-	-	377,987	969,412	(103,547)	3,768,502
Debentures	995,175	499,411	160,380	37,341	71,026	-	-	996,590	-	2,759,923
Post-employment benefits	152,831	365,049	19,849	4,221	-	-	1,592	7,795	-	551,337
Research a nd development and energy efficiency	50,665	164,441	-	-	-	16,006	-	-	-	231,112
Payables related to the concession - Use of Pub.Property	41,293	-	-	-	432,586	-	-	-	-	473,879
Other payables	15,865	-	-	5,409	-	-	9,695	-	(7)	30,962
Tax, social security, labor and civil provisions	616,189	578,880	8,622	725	-	-	-	290,520	-	1,494,936
EQUITY	6,905,419	5,603,673	496,974	295,721	74,001	858,239	1,015,881	14,245,727	(14,911,157)	14,584,478
Attributable to controlling shareholders	6,905,419	5,603,673	496,974	295,721	74,001	858,239	1,015,881	14,245,727	(15,249,907)	14,245,728
Capital	4,334,865	3,342,841	304,198	220,966	35,503	707,439	644,032	6,910,000	(9,589,844)	6,910,000
Advance for Future Capital Increase	95,033	834,000	-	-	-	-	408,734	-	(1,337,767)	-
Equity valuation adjustments	1,072,427	75,990	8,308	(538)	256	-	7,939	1,177,372	(1,164,382)	1,177,372
Legal Reserves	382,668	167,490	14,754	22,391	7,101	35,441	1,847	744,783	(631,691)	744,784
Retained earnigs	867,876	1,052,826	145,513	52,902	31,141	-	26,477	5,413,572	(2,176,735)	5,413,572
Additional proposed dividends	152,550	130,526	24,201	-	-	115,359	96	-	(422,732)	-
Accrued earnings (losses)	-	-	-	-	-	-	(73,244)	-	73,244	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	338,750	338,750
TOTAL	12,036,684	10,715,266	769,317	481,303	743,254	1,048,507	1,934,047	16,953,724	(15,734,445)	28,947,657
¹ Wind Farms , Copel Renováveis a nd Copel Participações

* Amounts subject to rounding.	55

R$'000
Liabilities -Dec-14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	991,913	1,908,606	85,705	286,277	124,950	275,907	587,559	394,003	(599,527)	4,055,393
Social charges and accruals	50,688	160,423	20,189	6,044	223	157	2,101	12,793	-	252,618
As sociated companies and parent company	-	-	-	-	-	-	13,684	-	(13,684)	-
Suppliers	312,340	843,512	19,733	252,541	21,429	147,332	175,221	2,087	(186,990)	1,587,205
Income Tax and Social Contribution payable	221,609	-	-	-	117	85,254	459	2,442	-	309,881
Other taxes	31,688	77,572	6,682	3,915	1,632	9,198	1,045	5,597	-	137,329
Loans and financing	86,750	405,235	5,737	-	-	-	20,747	349,753	(596)	867,626
Debentures	-	20,088	-	5,134	40,490	-	350,332	15,447	-	431,491
Dividends payable	202,617	124,791	31,300	15,545	4,556	31,335	3,980	3,824	(398,257)	19,691
Post employment benefits	9,538	26,548	1,313	-	-	-	5	-	-	37,404
Customer charges due	6,791	16,442	-	-	-	-	-	-	-	23,233
Research and development and energy efficiency	40,210	129,293	-	-	3,992	2,477	-	-	-	175,972
Payables related to conces sion - Use of Public Property	3,508	-	-	-	51,447	-	-	-	-	54,955
Other payables	26,174	104,702	751	3,098	1,064	154	19,985	2,060	-	157,988
NON-CURRENT	2,289,930	2,785,518	86,685	69,918	509,855	8,857	429,346	1,910,036	(210,176)	7,879,969
As sociated companies and parent company	-	-	-	-	-	-	139,575	-	(139,575)	-
Suppliers	14,249	3,376	-	-	-	-	-	-	-	17,625
Ta x liabilities	12,331	-	-	-	-	-	2,887	-	-	15,218
Deferred income tax and social contribution	18,635	63,952	3,673	-	-	-	49	820	-	87,129
Loans and financing	1,233,946	517,804	27,431	-	-	-	284,081	608,663	(70,601)	2,601,324
Debentures	-	998,949	-	48,420	111,550	-	-	995,038	-	2,153,957
Post-employment benefits	218,812	576,575	50,277	4,844	-	-	2,510	8,196	-	861,214
Research and development and energy efficiency	49,152	101,783	-	-	-	8,857	-	-	-	159,792
Payables related to the concession - Use of Public Property	38,868	-	-	-	397,904	-	-	-	-	436,772
Other payables	62	-	-	-	-	-	244	-	-	306
Ta x, social security, labor and civil provisions	703,875	523,079	5,304	16,654	401	-	-	297,319	-	1,546,632
EQUITY	6,484,578	4,329,575	417,157	278,026	84,816	952,074	599,138	13,330,689	(12,793,273)	13,682,780
Attributable to controlling shareholders	6,484,578	4,329,575	417,157	278,026	84,816	952,074	599,138	13,330,689	(13,145,364)	13,330,689
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	599,431	6,910,000	(7,849,550)	6,910,000
Advance for Future Capital Increase	-	603,000	36,100	-	-	-	8,000	-	(647,100)	-
Capital Reserves	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	1,104,327	(108,279)	(16,876)	(1,548)	256	-	(2,016)	976,964	(975,864)	976,964
Legal Reserves	331,298	157,187	12,022	21,238	5,500	23,299	1,331	685,147	(551,875)	685,147
Retained earnigs	1,324,415	1,052,826	145,513	122,393	43,557	177,670	18,270	4,516,825	(2,884,644)	4,516,825
Additional proposed dividends	218,544	-	-	-	-	43,665	-	241,753	(262,209)	241,753
Accrued earnings (losses)	-	-	-	-	-	-	(25,878)	-	25,878	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	352,091	352,091
TOTAL	9,766,421	9,023,699	589,547	634,221	719,621	1,236,838	1,616,043	15,634,728	(13,602,976)	25,618,142
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.	56

Income Statement by Company

R$'000
Income Statement 2015	Geração e Transmissão
	Generation	Transmission	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
NET OPERATING INCOME	2,389,361	501,387	9,580,830	272,247	1,390,786	237,719	1,434,181	202,936	-	(1,281,316)	14,728,131
Electricity s ales to final customers	565,378	-	5,185,981	-	-	-	-	-	-	(4,439)	5,746,920
Electricity s ales to dis tributors	1,795,910	-	321,346	-	-	237,719	1,434,177	202,938	-	(284,649)	3,707,441
Use of the main distribution and transmission grid (TUSD/ TUST)	-	252,315	2,220,448	-	-	-	-	-	-	(84,258)	2,388,505
Construction revenue	-	232,567	896,924	-	66,833	-	-	-	-	-	1,196,324
Telecommunications	-	-	-	238,309	-	-	-	-	-	(28,382)	209,927
Distribution of piped gas	-	-	-	-	1,323,953	-	-	-	-	(797,554)	526,399
Sectoral assets and liabilities result	-	-	858,170	-	-	-	-	-	-	-	858,170
Other operating revenues	28,073	16,505	97,961	33,938	-	-	4	(2)	-	(82,034)	94,445
OPERATING COSTS AND EXPENSES	(1,209,612)	(394,015)	(9,516,397)	(203,878)	(1,360,357)	(61,638)	(1,120,472)	(199,692)	(127,303)	1,281,426	(12,911,938)
Energy purchased for resale	(195,003)	-	(6,007,222)	-	-	-	-	(114,679)	-	283,988	(6,032,916)
Charges of the main distribution and trans miss ion grid	(253,225)	-	(706,680)	-	-	(9,863)	(20,192)	(11,380)	-	81,552	(919,788)
Personnel and management	(169,389)	(79,873)	(699,891)	(87,393)	(30,715)	(2,956)	(2,427)	(19,541)	(76,665)	-	(1,168,850)
Private pension and health plans	(38,754)	(18,477)	(165,635)	(17,516)	(3,264)	-	(280)	(1,920)	(8,481)	-	(254,327)
Materials	(11,772)	(3,399)	(55,531)	(2,745)	(1,937)	(286)	(301)	(189)	(542)	-	(76,702)
Raw material and supplies - energy production	(26,522)	-	-	-	-	-	(970,157)	-	-	797,356	(199,323)
Natural gas and supplies for gas business	-	-	-	-	(1,176,090)	-	-	-	-	-	(1,176,090)
Third-party services	(83,527)	(20,476)	(353,773)	(35,900)	(20,282)	(11,027)	(83,075)	(8,237)	(13,834)	110,628	(519,503)
Depreciation and amortiza tion	(276,519)	(3,399)	(243,645)	(31,510)	(21,532)	(26,839)	(30,223)	(36,196)	(6,609)	-	(676,472)
Provis ions and revers als	32,654	35,061	(268,736)	(4,729)	(8,293)	401	-	(8)	2,814	7	(210,829)
Construction cost	-	(287,247)	(896,924)	-	(66,833)	-	-	-	-	-	(1,251,004)
Other operating costs and expenses	(187,555)	(16,205)	(118,360)	(24,085)	(31,411)	(11,068)	(13,817)	(7,542)	(23,986)	7,895	(426,134)
EQUITY IN EARNINGS OF SUBSIDIARIES	164,773	22,853	-	-	-	-	-	9,674	1,385,624	(1,490,379)	92,545
OPERATIONAL EXPENSES / INCOME	1,344,522	130,225	64,433	68,369	30,429	176,081	313,709	12,918	1,258,321	(1,490,269)	1,908,738
FINANCIAL RESULTS	(201,993)	23,615	231,212	(520)	1,758	(108,490)	49,845	(37,534)	(68,754)	(97)	(110,958)
Income tax and social contribution on profit	42,670	33,198	571,651	5,939	15,656	2,928	54,107	18,066	245,347	(2,222)	987,340
Deferred income tax a nd social contribution on profit	(244,663)	(9,583)	(340,439)	(6,459)	(13,898)	(111,418)	(4,262)	(55,600)	(314,101)	2,125	(1,098,298)
EARNINGS BEFORE INCOME TAXES	1,142,529	153,840	295,645	67,849	32,187	67,591	363,554	(24,616)	1,189,567	(1,490,366)	1,797,780
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(237,989)	(30,966)	(89,591)	(13,205)	(9,119)	(24,469)	(120,692)	(9,369)	3,171	-	(532,229)
NET INCOME	904,540	122,874	206,054	54,644	23,068	43,122	242,862	(33,985)	1,192,738	(1,490,366)	1,265,551
Attributed to controlling shareholders	904,540	122,874	206,054	54,644	11,765	30,185	194,289	(33,985)	1,192,738	-	1,192,738
Attributed to non-controlling interest	-	-	-	-	11,303	12,937	48,573	-	-	-	72,813
EBITDA	1,621,041	133,624	308,078	99,879	51,961	202,920	343,932	49,114	1,264,930	(1,490,269)	2,585,210
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.	57

R$'000
Income Statement 2014	Geração e Transmissão
	Generation	Transmission	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
NET OPERATING INCOME	2,535,329	413,348	8,347,036	213,163	1,748,045	241,205	2,134,822	19,301	-	(1,733,732)	13,918,517
Electricity sales to fi nal cus tomers	513,239	-	3,860,461	-	-	-	-	-	-	(2,547)	4,371,153
Electricity sales to distributors	1,986,217	-	297,652	-	-	241,204	2,129,536	19,298	-	(303,115)	4,370,792
Use of the main dis tribution and trans mi ssion grid (TUSD/ TUST)	-	197,563	2,113,863	-	-	-	-	-	-	(73,956)	2,237,470
Construction revenue	-	206,150	991,356	-	81,504	-	-	-	-	-	1,279,010
Telecommunications	-	-	-	195,224	-	-	-	-	-	(29,763)	165,461
Distribution of piped gas	-	-	-	-	1,664,586	-	-	-	-	(1,273,301)	391,285
Sectoral assets and liabilities result	-	-
Other operating revenues	35,873	9,635	49,838	17,939	1,955	1	5,286	3	-	(51,050)	69,480
OPERATING COSTS AND EXPENSES	(2,336,521)	(392,187)	(7,740,651)	(137,404)	(1,664,860)	(134,835)	(1,514,198)	(24,424)	(140,208)	1,733,855	(12,351,433)
Energy purchas ed for resale	(417,334)	-	(4,886,909)	-	-	(79,553)	-	-	-	303,202	(5,080,594)
Charges of the main distribution and transmiss ion grid	(223,274)	-	(209,066)	-	-	(7,390)	(16,409)	(53)	-	71,346	(384,846)
Personnel and management	(150,392)	(77,138)	(633,236)	(62,069)	(25,892)	(2,648)	(1,763)	(11,320)	(88,353)	-	(1,052,811)
Private pension and health plans	(38,168)	(14,136)	(126,961)	(8,507)	(2,093)	-	(123)	(975)	(10,579)	-	(201,542)
Materials	(12,457)	(3,864)	(53,918)	(1,551)	(1,410)	(161)	(160)	(444)	(470)	-	(74,435)
Raw material and supplies - energy production	(23,090)	-	-	-	-	-	(1,401,057)	-	-	1,273,299	(150,848)
Na tural gas and supplies for gas business	-	-	-	-	(1,469,842)	-	-	-	-	-	(1,469,842)
Third-party services	(89,720)	(20,370)	(289,717)	(21,530)	(19,374)	(8,243)	(50,098)	(3,116)	(6,591)	84,295	(424,464)
Depreciation and amortization	(288,137)	(7,990)	(221,401)	(28,277)	(16,921)	(26,828)	(34,467)	(5,167)	(755)	-	(629,943)
Provisions and reversals	(941,248)	(37,642)	(185,207)	(3,036)	(15,864)	(101)	-	-	(20,584)	-	(1,203,682)
Construction cost	-	(213,042)	(991,356)	-	(81,504)	-	-	-	-	-	(1,285,902)
Other operating cos ts and expenses	(152,701)	(18,005)	(142,880)	(12,434)	(31,960)	(9,911)	(10,121)	(3,349)	(12,876)	1,713	(392,524)
EQUITY IN EARNINGS OF SUBSIDIARIES	282,993	67,419	-	-	-	-	-	5,613	1,410,276	(1,606,346)	159,955
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	481,801	88,580	606,385	75,759	83,185	106,370	620,624	490	1,270,068	(1,606,223)	1,727,039
FINANCIAL RESULTS	48,768	81,231	64,568	2,922	1,832	(77,506)	28,648	11,808	(31,554)	(125)	130,592
Income tax and s ocial contribution on profi t	83,388	81,880	261,150	4,508	7,008	3,608	34,062	17,873	202,208	(1,790)	693,895
Deferred income tax and social contribution on profi t	(34,620)	(649)	(196,582)	(1,586)	(5,176)	(81,114)	(5,414)	(6,065)	(233,762)	1,665	(563,303)
EARNINGS BEFORE INCOME TAXES	530,569	169,811	670,953	78,681	85,017	28,864	649,272	12,298	1,238,514	(1,606,348)	1,857,631
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	7,883	(25,877)	(233,089)	(20,097)	(24,651)	(9,679)	(177,617)	(6,325)	(32,564)	-	(522,016)
NET INCOME	538,452	143,934	437,864	58,584	60,366	19,185	471,655	5,973	1,205,950	(1,606,348)	1,335,615
Attributed to controlling s hareholders	538,452	143,934	437,864	58,584	30,787	13,429	377,325	5,973	1,205,950	-	1,205,950
Attributed to non-controlling interes t	-	-	-	-	29,579	5,756	94,330	-	-	-	129,665
EBITDA	769,938	96,570	827,786	104,036	100,106	133,198	655,091	5,657	1,270,823	(1,606,223)	2,356,982
¹ Wind Farms, Copel Renováveis and Copel Participações					-		-

* Amounts subject to rounding.	58

R$'000
Income Statement 4Q15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	726,294	2,363,512	68,106	162,575	62,376	27,355	82,435	-	(155,650)	3,337,003
Electricity sales to final customers	141,045	1,448,367	-	-	-	-	-	-	(1,236)	1,588,176
Electricity sales to distributors	405,061	116,721	-	-	62,376	27,355	82,437	-	(72,325)	621,625
Use of the main distribution and transmission grid (TUSD/TUST)	72,710	621,635	-	-	-	-	-	-	(23,191)	671,154
Construction revenue	95,785	270,166	-	6,695	-	-	-	-	-	372,646
Telecommunications	-	-	63,520	-	-	-	-	-	(7,276)	56,244
Distribution of piped gas	-	-	-	155,880	-	-	-	-	(31,001)	124,879
Sectorial assets and l iabilities result	-	(121,173)	-	-	-	-	-	-	-	(121,173)
Other operating revenues	11,693	27,796	4,586	-	-	-	(2)	-	(20,621)	23,452
OPERATING COSTS AND EXPENSES	(35,356)	(2,275,161)	(64,145)	(160,182)	28,836	(91,245)	(30,198)	(18,008)	151,628	(2,493,831)
Energy purchased for resale	97,267	(1,229,627)	-	-	44,801	-	(2,390)	-	72,292	(1,017,657)
Charges of the main distribution and transmission grid	(66,994)	(241,733)	-	-	(2,381)	(5,415)	(3,473)	-	23,675	(296,321)
Personnel and management	(87,039)	(260,760)	(31,007)	(7,627)	(737)	(623)	(6,081)	(27,316)	-	(421,190)
Private pension and health plans	(14,540)	(42,129)	(4,548)	(1,580)	-	(84)	(455)	(2,382)	-	(65,718)
Materials	(3,648)	(13,146)	(1,136)	(609)	(64)	(128)	(46)	(126)	-	(18,903)
Raw material and supplies - energy production	(5,433)	-	-	-	-	(35,679)	-	-	29,809	(11,303)
Natural gas and supplies for gas business	-	-	-	(122,013)	-	-	-	-	-	(122,013)
Third-party services	(28,467)	(91,311)	(11,453)	(7,532)	(2,734)	(39,380)	(3,529)	(4,799)	27,666	(161,539)
Depreciation and amortization	(70,645)	(60,677)	(8,422)	(6,019)	(6,711)	(5,391)	(13,007)	(2,245)	-	(173,117)
Provisions and reversals	318,923	(58,398)	(886)	7,534	-	-	(8)	23,097	(3,952)	286,310
Construction cost	(109,803)	(270,166)	-	(6,695)	-	-	-	-	-	(386,664)
Other operating costs and expenses	(64,977)	(7,214)	(6,693)	(15,641)	(3,338)	(4,545)	(1,209)	(4,237)	2,138	(105,716)
EQUITY IN EARNINGS OF SUBSIDIARIES	(80,730)	-	-	-	-	-	22,640	493,145	(493,411)	(58,356)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	610,208	88,351	3,961	2,393	91,212	(63,890)	74,877	475,137	(497,433)	784,816
FINANCIAL RESULTS	(240,061)	51,712	(1,515)	732	(33,522)	8,108	(13,181)	(37,559)	75	(265,211)
Financial income	(64,567)	201,406	3,695	8,266	1,100	8,547	7,886	73,519	(1,238)	238,614
Financial expenses	(175,494)	(149,694)	(5,210)	(7,534)	(34,622)	(439)	(21,067)	(111,078)	1,313	(503,825)
OPERATIONAL EXPENSES / INCOME	370,147	140,063	2,446	3,125	57,690	(55,782)	61,696	437,578	(497,358)	519,605
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(47,196)	(32,208)	8,770	1,504	(20,614)	20,278	(6,271)	(41,756)	-	(117,493)
Income tax and social contribution on profit	5,943	(131,618)	8,763	(3,185)	(20,290)	20,278	5,985	-	-	266,670
Deferred income tax and social contribution on profit	(53,139)	99,410	7	4,689	(324)	-	(2,887)	(41,756)	-	(105,839)
NET INCOME	322,951	107,855	11,216	4,629	37,076	(35,504)	55,425	395,822	(497,358)	402,112
Attributed to controlling shareholders	(704,463)	107,855	11,216	2,361	25,953	(28,403)	55,425	395,822	-	395,822
Attributed to non-controlling interest	-	-	-	2,268	11,123	(7,101)	-	-	-	6,290
EBITDA	680,853	149,028	12,383	8,412	97,923	(58,499)	87,884	477,382	(497,433)	957,933
¹ Wind Farms, Copel Renováveis and Copel Participações

* Amounts subject to rounding.	59

R$'000
Income Statement 4Q14	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
NET OPERATING INCOME	654,245	3,019,618	61,482	477,651	59,033	625,920	19,301	-	(454,863)	4,462,387
Electricity sales to final customers	133,881	1,165,629	-	-	-	-	-	-	(728)	1,298,782
Electricity sales to distributors	414,527	92,332	-	-	59,032	625,920	19,298	-	(79,252)	1,131,857
Us e of the main distribution and transmission grid (TUSD/TUST)	53,181	554,408	-	-	-	-	-	-	(18,843)	588,746
Construction revenue	39,446	237,644	-	29,924	-	-	-	-	-	307,014
Telecommunications	-	-	48,147	-	-	-	-	-	(4,869)	43,278
Distribution of piped gas	-	-	-	447,727	-	-	-	-	(328,829)	118,898
Sectoral assets and liabilities result
Other operating revenues	13,210	(64,261)	13,335	-	1	-	3	-	(22,342)	(60,054)
OPERATING COSTS AND EXPENSES	(1,451,450)	(2,090,504)	(48,007)	(466,086)	(53,983)	(415,944)	(16,754)	(46,095)	454,872	(4,133,951)
Energy purchased for resale	(192,048)	(1,441,626)	-	-	(40,772)	-	-	-	79,342	(1,595,104)
Charges of the main distribution and transmission grid	(58,734)	88,646	-	-	(1,447)	(4,495)	(53)	-	17,098	41,015
Personnel and management	(80,789)	(237,971)	(27,797)	(6,629)	(652)	(673)	(5,373)	(21,303)	-	(381,187)
Private pension and health plans	(14,825)	(36,569)	(2,537)	(618)	-	(59)	(427)	(2,134)	-	(57,169)
Materials	(4,000)	(13,173)	(557)	(79)	(37)	(61)	(438)	(117)	-	(18,462)
Raw material and supplies - energy production	(7,199)	-	-	-	-	(379,626)	-	-	328,403	(58,422)
Natural gas and supplies for gas business	-	-	-	(409,256)	-	-	-	-	-	(409,256)
Third-party services	(29,054)	(84,448)	(6,164)	(5,017)	(1,741)	(15,645)	(2,882)	(2,462)	28,209	(119,204)
Depreciation and amortization	(78,132)	(56,661)	(7,220)	(4,758)	(6,709)	(8,642)	(5,166)	(190)	-	(167,478)
Provisions and reversals	(892,328)	(16,267)	(496)	(26)	-	-	72	(18,724)	-	(927,769)
Construction cost	(46,601)	(237,644)	-	(29,924)	-	-	-	-	-	(314,169)
Other operating costs and expenses	(47,740)	(54,791)	(3,236)	(9,779)	(2,625)	(6,743)	(2,487)	(1,165)	1,820	(126,746)
EQUITY IN EARNINGS OF SUBSIDIARIES	110,549	-	-	-	-	-	5,613	377,776	(454,034)	39,904
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(686,656)	929,114	13,475	11,565	5,050	209,976	8,160	331,681	(454,025)	368,340
FINANCIAL RESULTS	21,320	6,158	211	421	(23,845)	15,014	2,511	(28,079)	(10)	(6,299)
Financial income	29,569	78,100	1,230	2,292	722	15,322	8,392	59,233	(17)	194,843
Financial expenses	(8,249)	(71,942)	(1,019)	(1,871)	(24,567)	(308)	(5,881)	(87,312)	7	(201,142)
OPERATIONAL EXPENSES / INCOME	(665,336)	935,272	13,686	11,986	(18,795)	224,990	10,671	303,602	(454,035)	362,041
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	360,918	(319,846)	1,902	963	6,519	(70,267)	(5,023)	(66,344)	-	(91,178)
NET INCOME	(304,418)	615,426	15,588	12,949	(12,276)	154,723	5,648	237,258	(454,035)	270,863
Attributed to controlling shareholders	(304,418)	615,426	15,588	6,604	(8,594)	123,780	5,648	237,258	-	237,258
Attributed to non-controlling interest	-	-	-	6,345	(3,682)	30,943	-	-	-	33,605
EBITDA	(608,524)	985,775	20,695	16,323	11,759	218,618	13,326	331,871	(454,025)	535,818
¹ Wind Farms , Copel Renováveis and Copel Participações

* Amounts subject to rounding.	60

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.